UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
	Name:	Haruyuki Nagata
	Title:	General Manager, Financial Accounting Dept.

Date:    May 15, 2012

May 15, 2012

Sumitomo Mitsui Financial Group, Inc. (SMFG)

Consolidated Financial Results for the Fiscal Year ended March 31, 2012

<Under Japanese GAAP>

Head Office:    1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

Stock Exchange Listings:    Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya Stock Exchange, New York Stock Exchange

URL:    http://www.smfg.co.jp

President:    Koichi Miyata

Date of Ordinary General Meeting of Shareholders:    June 28, 2012

Date of Payment of Year-End Dividends:    June 28, 2012

(Note) Amounts less than one million yen have been omitted.

1. Consolidated Financial Results (for the fiscal year ended March 31, 2012)

(1) Operating Results	(Millions of yen, except per share data and percentages)

	Ordinary Income		Ordinary Profit		Net Income
Fiscal Year ended March 31, 2012	¥ 3,945,282	2.6%	¥ 935,571	13.3%	¥ 518,536	9.0%
Fiscal Year ended March 31, 2011	3,845,861	21.5	825,428	47.7	475,895	75.2

Notes:	1.	Comprehensive Income:
		(a) for the fiscal year ended March 31, 2012: ¥ 665,232 million [60.9%] (b) for the fiscal year ended March 31, 2011: ¥413,375 million [(48.6) %]
	2.	Percentages shown in Ordinary Income, Ordinary Profit and Net Income are the increase (decrease) from the previous fiscal year.

	Net Income per Share	Net Income Per Share (Diluted)	Return on Net Assets	Ordinary Profit on Total Assets	Ordinary Profit on Ordinary Income
Fiscal Year ended March 31, 2012	¥ 374.26	¥ 373.99	10.3%	0.7%	23.7%
Fiscal Year ended March 31, 2011	336.85	336.78	9.8	0.6	21.5

Note:	Equity in earnings (losses) of affiliates:
(a) for the fiscal year ended March 31, 2012: ¥ (31,122) million (b) for the fiscal year ended March 31, 2011: ¥ (13,319) million

(2) Financial Position	(Millions of yen, except per share data and percentages)

	Total Assets	Net Assets	Net Assets Ratio	Net Assets per Share	Capital Ratio
March 31, 2012	¥ 143,040,672	¥ 7,254,976	3.6%	¥ 3,856.37	(Preliminary) 16.94%
March 31, 2011	137,803,098	7,132,073	3.7	3,533.47	16.63

Notes:	1.	Stockholders’ equity:
		(a) as of March 31, 2012: ¥ 5,210,400 million (b) as of March 31, 2011: ¥ 5,094,493 million
	2.	Net Assets Ratio = {(Net assets – Stock acquisition rights – Minority interests) / Total assets} X 100
	3.

Capital Ratio is calculated using the method stipulated in “Criteria for a Bank Holding Company to decide whether or not the adequacy of equity capital of the Bank Holding Company and its Subsidiary Companies is appropriate in light of the circumstances such as the assets, etc. it owns, pursuant to Article 52-25 of the Banking Act” (Financial Services Agency Notification 20, issued in 2006).

(3) Cash Flows	(Millions of yen)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at year-end
Fiscal Year ended March 31, 2012	¥ 1,838,185	¥ (2,589,543)	¥ (300,119)	¥ 4,588,858
Fiscal Year ended March 31, 2011	13,793,737	(11,148,211)	(364,438)	5,645,094

2. Dividends on Common Stock	(Millions of yen, except per share data and percentages)

	Cash Dividends per Share					Total Dividends (Annual)	Dividend Payout Ratio	Ratio of Dividends to Net Assets
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Annual
Fiscal Year ended March 31, 2011	¥–	¥50	¥–	¥50	¥100	¥141,030	30.0%	2.9%
ended March 31, 2012	–	50	–	50	100	138,745	26.8	2.7
ending March 31, 2013 (Forecast)	–	50	–	50	100		29.4

Note:	Dividends on unlisted preferred stocks are reported on page 3.

Sumitomo Mitsui Financial Group, Inc.

3. Earnings Forecast on a Consolidated Basis (for the fiscal year ending March 31, 2013)

(Millions of yen, except per share data and percentages)

	Ordinary Profit		Net Income		Net Income per Share
Six Months ending September 30, 2012	¥460,000	(15.8)%	¥250,000	(20.3)%	¥ 184.64
Fiscal Year ending March 31, 2013	910,000	(2.7)	480,000	(7.4)	354.52

    Note: Percentages shown in Ordinary Profit and Net Income are the increase (decrease) from the results of the previous fiscal year.

[Notes]

(1)	There were no changes in material consolidated subsidiaries in the fiscal year.

(2)	There were changes in accounting principles when preparing consolidated financial statements due to revisions in accounting standards.

(3)	Number of common stocks issued (common stock)

	As of March 31, 2012	As of March 31, 2011
(a) Number of shares issued (including treasury stocks)	1,414,055,625 shares	1,414,055,625 shares
(b) Number of treasury stocks	62,939,559 shares	32,581,914 shares

	Fiscal year ended March 31, 2012	Fiscal year ended March 31, 2011
(c) Average number of shares issued in the period	1,385,505,385 shares	1,394,390,769 shares

(Note) Number of shares used in calculating “Net Income per Share” (on a consolidated basis) is reported on page 43.

[Reference] Parent Company Financial Information on a Non-consolidated Basis

Non-consolidated Financial Results (for the fiscal year ended March 31, 2012)

(1) Operating Results	(Millions of yen, except per share data and percentages	)

	Operating Income		Operating Profit		Ordinary Profit		Net Income
Fiscal Year
ended March 31, 2012	¥181,372	(18.4)%	¥156,470	(20.9)%	¥149,922	(21.7)%	¥149,919	(21.7)%
ended March 31, 2011	222,217	66.6	197,750	69.4	191,543	102.6	191,539	189.4

	Net Income per Share		Net Income per Share (Diluted)
Fiscal Year
ended March 31, 2012	¥ 107.06		¥ 107.04
ended March 31, 2011	131.42		131.42

   Note: Percentages shown in Operating Income, Operating Profit, Ordinary Profit and Net Income are the increase (decrease) from the previous fiscal year.

(2) Financial Position

(Millions of yen, except per share data and percentages)

	Total Assets	Net Assets	Net Assets Ratio	Net Assets per Share
March 31, 2012	¥6,153,461	¥4,527,629	73.6%	¥3,317.44
March 31, 2011	6,237,655	4,842,914	77.6	3,282.75

   Note: Stockholders’ equity

(a) as of March 31, 2012:    ¥4,527,031 million                 (b) as of March 31, 2011:    ¥4,842,743 million

[Note on Audit Process]

This earnings report is out of the scope of the audit procedure which is required by “Financial Instruments and Exchange Act.” Therefore, the audit process of consolidated financial statement and financial statement has not been completed as of the disclosure of this earnings report.

Sumitomo Mitsui Financial Group, Inc.

[Dividends Information]

Dividends	on Preferred Stock

(Millions of yen, except per share data)

Type		Cash Dividends per Share					Total
		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Annual	Dividends (Annual)
Preferred stock (Type 6)	Fiscal Year ended March 31, 2011	¥–	¥44,250	¥–	¥44,250	¥88,500	¥6,195

<Reference> Calculation for Indices

- Return on Net Assets (consolidated basis):

Net income	X 100
{(Stockholders’ equity at beginning of year – Number of preferred stocks issued at beginning of year X Issue price) + Stockholders’ equity at year-end} / 2

- Dividend Payout Ratio (consolidated basis):

Total Dividends on common stock	X 100
Net income

- Ratio of Dividends to Net Assets (consolidated basis):

Total Dividends on common stock	X 100
{(Stockholders’ equity at beginning of year – Number of preferred stocks issued at beginning of year X Issue price) + Stockholders’ equity at year-end} / 2

- Forecasted Net Income per Share (consolidated basis):

Forecasted net income
Forecasted average number of common stocks during the period (excluding treasury stock) (*)

*

The forecasted average number of common stocks (excluding treasury stock) during the six months ending September 30, 2012 and fiscal year ending March 31, 2013, used for the above calculations, was assumed to be 1,353,956,142 shares, taking into account that SMFG’s holdings of common shares as treasury stock decreased in April 2012, after the share exchange transaction to make Promise Co., Ltd. its wholly owned subsidiary.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. and its management with respect to Sumitomo Mitsui Financial Group, Inc.’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate”, “estimate”, “expect”, “intend”, “may”, “plan”, “probability”, “risk”, “project”, “should”, “seek”, “target” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include the fragility of any economic recovery, both globally and in Japan; Sumitomo Mitsui Financial Group, Inc.’s ability to successfully implement its business and capital strategy; the success of our business alliances including those in the consumer finance industry; exposure to new risks as we expand the scope of our business; significant credit-related costs; declines in the value of Sumitomo Mitsui Financial Group, Inc.’s securities portfolio. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Sumitomo Mitsui Financial Group, Inc. undertakes no obligation to update or revise any forward-looking statements. Please refer to our most recent disclosure documents such as our annual report or the registration statement on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as our earnings press releases for a more detailed description of the risks and uncertainties that may affect our financial conditions, our operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group, Inc.

* (Appendix) Financial Results for the fiscal year ended March 31, 2012 Supplementary Information

Sumitomo Mitsui Financial Group, Inc.

I. Operating and Financial Review

1. Consolidated Operating Results for the Fiscal Year Ended March 31, 2012 (Fiscal 2011)

(1)	Operating Results

During fiscal year 2011, the first year of the medium-term management plan for the three years from fiscal 2011 to 2013, Sumitomo Mitsui Financial Group, Inc. (“SMFG”) actively executed two strategies of “strengthening initiatives in strategic business areas” and “establishing a solid financial base and corporate infrastructure,” aiming to achieve the management objectives.

In fiscal 2011, net fees and commissions increased mainly as Sumitomo Mitsui Banking Corporation (“SMBC”) increased fees related to overseas loans as well as fees related to domestic loan syndication. Newly consolidated subsidiaries also contributed to the increase. As a result, ordinary income increased ¥99.4 billion year-on-year to ¥3,945.2 billion.

Ordinary expenses decreased ¥10.7 billion year-on-year to ¥3,009.7 billion. Meanwhile, general and administrative expenses increased due to the aggressive allocation of resources into focused business areas, such as our international business, and an increase of consolidated subsidiaries. On the other hand, other expenses decreased thanks to factors such as lower credit costs mainly due to SMBC’s tailored efforts to assist certain debtors to improve their businesses and financial conditions, and also similar efforts made by other consolidated subsidiaries to steadily reduce credit costs.

As a result, SMFG’s ordinary profit increased ¥110.1 billion year-on-year to ¥935.5 and net income increased ¥42.6 billion year-on-year to ¥518.5 billion.

(2)	Earnings Forecast for the fiscal year ending March 31, 2013 (Fiscal 2012)

Our basic policy for fiscal 2012 is as follows: “Move forward steadily towards the targets of the medium-term management plan, capturing opportunities with proactive ideas and actions.” We will also continue to implement initiatives for the two strategies — strengthening initiatives in strategic business areas and establishing a solid financial base and corporate infrastructure — of the medium-term management plan.

As for earnings forecast on a consolidated basis, ordinary income and net income are expected to amount to ¥910 billion and ¥480 billion, respectively.

2. Consolidated Financial Position as of March 31, 2012

(1)	Assets and Liabilities

Deposits were ¥84,128.5 billion, a year-on-year increase of ¥2,129.6 billion and negotiable certificates of deposit were ¥8,593.6 billion, an increase of ¥227.3 billion increase year over year.

Loans and bills discounted increased ¥1,372.2 billion to ¥62,720.5 billion year-on-year. This was mainly attributable to an increase, notably in Asia and the U. S., despite a decrease in domestic lending.

Total assets were ¥143,040.6 billion, a year-on-year increase of ¥5,237.5 billion.

(2)	Net Assets

Net assets were ¥7,254.9 billion, a year-on-year increase of ¥122.9 billion. Stockholders’ equity within net assets was ¥5,014.3 billion, a year-on-year increase of ¥92.8 billion due mainly to the contribution of net income, the acquisition and cancellation of Preferred stock (Type 6), and the payment of cash dividends.

(3)	Cash Flows

SMFG generated ¥1,838.1 billion of “Cash flows from operating activities,” a year-on-year decrease of ¥11,955.5 billion, used ¥2,589.5 billion of “Cash flows from investing activities,” a year-on-year increase of ¥8,558.6 billion, and used ¥300.1 billion of “Cash flows from financing activities,” a year-on-year increase of ¥64.3 billion.

Consequently, Cash and cash equivalents amounted to ¥4,588.8 billion, a decrease of ¥1,056.2 billion.

(4)	Capital Ratio (preliminary)

Capital ratio was 16.94% on a consolidated basis.

Sumitomo Mitsui Financial Group, Inc.

3. Dividend Policy and Dividends for Fiscal 2011 and 2012

SMFG has a basic policy of steadily increasing returns to shareholders through the sustainable growth of its enterprise value, while enhancing its capital to maintain financial soundness in light of the public nature of its business as a bank holding company, and aims to realize a payout ratio of over 20% on a consolidated net income basis.

In line with this policy, SMFG decided to pay the following year-end dividends on common stocks, in view of the fiscal 2011 operating results.

Common stock:
Year-end dividends	¥ 50	per share
Annual (including interim dividend)	¥ 100		(the same as fiscal 2011)

SMFG intends to pay the following dividends for fiscal 2012, based on the earnings forecast, level of dividend payout ratio and policy of maintaining stable dividend payment.

Common stock	¥ 100		per share	(the same as fiscal 2011)
[interim dividends]	[50	]

4. Risk Factors

Principal risk factors that could materially affect SMFG’s operating results and financial position are as follows. SMFG takes necessary measures to prevent/mitigate the risk of such events from occurring, and responds quickly and appropriately when such events do occur.

—	Risk of economic and financial environment deteriorating
—	Risk of SMFG’s strategy failing
—	Risk of joint venture, alliance, investment, merger and acquisition failing
—	Risk of overseas expansion failing
—	Risk of non-performing loans and credit costs increasing
—	Risks associated with equity portfolio
—	Risks associated with trading business and investment activities
—	Risks associated with foreign exchange trading
—	Risk of capital ratio declining
—	Risks resulting from natural disasters
—	Risks associated with transactions with counterparties in Iran and other countries designated by the U.S. Department of State as state sponsors of terrorism
—	Risks related to changes in laws, regulations, regimes, and other regulatory matters

(Note) The above risk factors are as of May 15, 2012.

Sumitomo Mitsui Financial Group, Inc.

II. Overview of SMFG Group

SMFG group conducts primary banking business through the following financial services: securities services, leasing, credit card services, consumer finance, investment banking, loans and venture capital. SMFG has 337 consolidated subsidiaries and 43 companies accounted for by the equity method.

* Consolidated subsidiary ** Equity method affiliate

Sumitomo Mitsui Financial Group, Inc.

Business	Principal subsidiaries and affiliated companies
Banking business	Principal subsidiaries and affiliated companies Domestic * Sumitomo Mitsui Banking Corporation ("SMBC") * THE MINATO BANK, LTD. (Listed on the First Section of Tokyo Stock Exchange and Osaka Securities Exchange) * Kansai Urban Banking Corporation (Listed on the First Section of Tokyo Stock Exchange and Osaka Securities Exchange) * The Japan Net Bank, Limited (Internet banking) * SMBC Guarantee Co., Ltd. (Credit guarantee) Overseas * Sumitomo Mitsui Banking Corporation Europe Limited * Sumitomo Mitsui Banking Corporation (China) Limited * Manufacturers Bank * Sumitomo Mitsui Banking Corporation of Canada * Banco Sumitomo Mitsui Brasileiro S.A. * ZAO Sumitomo Mitsui Rus Bank * PT Bank Sumitomo Mitsui Indonesia * Sumitomo Mitsui Banking Corporation Malaysia Berhad ** Vietnam Export Import Commercial Joint Stock Bank
Securities services	Principal subsidiaries Domestic * SMBC Friend Securities Co., Ltd. * SMBC Nikko Securities Inc. Overseas * SMBC Nikko Securities America, Inc. * SMBC Nikko Capital Markets Limited
Leasing	Principal subsidiaries and affiliated companies Domestic * Sumitomo Mitsui Finance and Leasing Company, Limited ** Sumitomo Mitsui Auto Service Company, Limited Overseas * SMBC Leasing and Finance, Inc.
Credit card services	Principal subsidiaries and affiliated companies Domestic * Sumitomo Mitsui Card Company, Limited * Cedyna Financial Corporation * SAKURA CARD CO., LTD. ** POCKET CARD CO., LTD. (Listed on the First Section of Tokyo Stock Exchange)
Other business	Principal subsidiaries and affiliated companies Domestic * Promise Co., Ltd. (Consumer finance) * ORIX Credit Corporation (Consumer finance) * SMBC Venture Capital Co., Ltd. (Venture capital) * SMBC Consulting Co., Ltd. (Management consulting and information services) * SMBC Finance Service Co., Ltd. (Loans, factoring and collecting agent) * Financial Link Co., Ltd. (Data processing service and consulting) * The Japan Research Institute, Limited (System development, data processing, management consulting and economic research) * SAKURA KCS Corporation (System engineering and data processing) (Listed on the Second Section of Osaka Securities Exchange) * Japan Pension Navigator Co., Ltd. (Operational management of defined contribution pension plans) * SMM Auto Finance, Inc. (Automobile sales finance) ** Daiwa SB Investments Ltd. (Investment advisory and investment trust management) ** Sumitomo Mitsui Asset Management Company, Limited (Investment advisory and investment trust management) ** JSOL Corporation (System development and data processing) ** Sakura Information Systems Co., Ltd. (System engineering and data processing) Overseas * SMBC Capital Markets, Inc. (Derivatives and investments)

Sumitomo Mitsui Financial Group, Inc.

III. Management Policy

1. Our Basic Policy

We aim to be a globally competitive and trusted financial services group by maximizing our strength of Spirit of Innovation, Speed and Solution & Execution. Our mission is as follows:

-	To found our own prosperity on providing valuable services which help our customers to build their prosperity;
-	To create sustainable value for our shareholders founded on growth in our business;.
-	To provide a challenging and professionally rewarding work environment for our dedicated employees.

2. Targeted Management Indices

The SMFG group launched a medium-term management plan in May 2011 for the three years from fiscal 2011 to 2013 with two management objectives as follows:

-	Aim for top quality in strategic business areas;
-	Establish a solid financial base and corporate infrastructure to meet the challenges of financial regulations and highly competitive environment.

The following four financial objectives and targets were set with the aim of improving and seeking a balance between financial soundness, profitability, and growth.

-	Achieve sufficient Core Tier I ratio as required for a global player (“financial soundness”);
-	Enhance risk-return profile by improving asset quality (“profitability”);
-	Aim for top-level cost efficiency among global players (“profitability”);
-	Expand international business especially in Asia by capturing business opportunities in growth markets (“growth”).

Financial targets

	Financial soundness	Core Tier I ratio *1,2	8%
Fiscal		Consolidated net income RORA *2	0.8%
2013	Profitability	Consolidated overhead ratio *2	50%-55%
Targets		Overhead ratio *3	45%-50%
	Growth	Overseas banking profit ratio *4	30%
*1	Calculated based on the definition as at the full implementation of Basel III in 2019
*2	SMFG consolidated basis *3 SMBC non-consolidated basis
*4	Managerial accounting basis. Proportion of Banking profit generated by International Banking Unit within Marketing units

3. Medium- to Long-term Management Strategy

The business environment surrounding the SMFG group, including economic and market outlook, remains unpredictable, uncertain and unstable. However, we, as a financial services group with Japan as our home market, will implement initiatives for achieving our management objectives in order to fully accommodate the financial needs of our clients in a timely and effective manner.

We, the SMFG group, will make every effort to increase shareholder value by establishing a globally competitive business, corporate and financial base, and to be a top-tier global financial services group.

Sumitomo Mitsui Financial Group, Inc.

4. Issues to be Addressed

Our basic policy for fiscal 2012 is as follows: “Move forward steadily towards the targets of the medium-term management plan, capturing opportunities with proactive ideas and actions.” We will also continue to implement initiatives for the two strategies — strengthening initiatives in strategic business areas and establishing a solid financial base and corporate infrastructure — of the medium-term management plan.

(1)	Strengthen initiatives in strategic business areas

(a)	Financial consulting for retail customers

We will continue to make every effort to improve our financial consulting capabilities for retail customers, whose needs are diversifying, through initiatives including an expansion of product line-up in securities intermediary business and a reinforcement of insurance business at SMBC. At the same time, we will strengthen our client base by promoting a) collaboration between Middle Market Banking Unit and Consumer Banking Unit of SMBC, and b) cross-selling on a group-wide basis. In addition, we will offer products and services addressing individuals’ important life events. We will also enhance transaction services and consumer finance business for retail customers on a group-wide basis by consolidating the management function of group companies engaged in these businesses into Consumer Finance & Transaction Business Department.

(b)	Tailor-made solutions for corporate clients

We will strengthen responsiveness to customers by reorganizing marketing framework and optimizing staff allocation. Specifically, we will reinforce our lending business and our solution providing capabilities in order to more effectively accommodate diversified and sophisticated financing needs of clients from the planning stage.

(c)	Commercial banking in emerging markets, especially Asia

We will a) accommodate Japanese clients’ needs, including supporting their international business development, more effectively and in a more integrated manner, and b) reinforce growing businesses including infrastructure finance and trade finance, by expanding our global network, promoting collaboration between domestic and overseas offices and between business units, and strengthening marketing functions associated with investment banking business in Asia. In addition, we will secure stable foreign-currency funding sources to accommodate an increase of overseas assets.

(d)	Broker-dealer / Investment banking

We will reinforce SMBC Nikko Securities, the principal driver of our securities business, by further promoting collaboration with SMBC and enhancing wholesale securities business capabilities for cross-border M&A and other advisory services.

(e)	Non-asset businesses (payment & settlement services and asset management)

We will accommodate the transaction services needs and accompanying financing needs of corporate clients the world over by flexibly and quickly offering products and services in a more integrated manner. To this end, we will leverage the functions of newly established Transaction Business Planning Department, which devises long-term, integrated transaction services business strategies for our group and manages settlement risk, and Transaction Business Division, which promote transaction services businesses for corporate clients. Regarding our asset management business, we will reinforce collaboration within our group and with overseas asset management companies.

(2)	Establish a solid financial base and corporate infrastructure

In order to strengthen our corporate infrastructure to support sustainable development of our international business, we will upgrade our risk management system, develop human resources with international business capabilities and promote national staff. We will also upgrade our group-wide management capabilities by a) diversifying and enhancing business portfolio through rebalancing while reinforcing strategic business areas, and b) pursuing operational efficiency through business process re-engineering. Regarding compliance, we will further reinforce our compliance system to address the changing regulatory environment and to more effectively meet local laws and regulations in view of the group-wide development of our international business.

Through these initiatives, we aim to achieve steady results, and further increase the value for our clients and shareholders, financial markets, and society.

Sumitomo Mitsui Financial Group, Inc.

IV. Consolidated Financial Statements

    1. Consolidated Balance Sheets

	(Millions of yen)
March 31,	2012	2011
Assets:
Cash and due from banks	¥7,716,291	¥9,233,906
Call loans and bills bought	1,291,818	851,636
Receivables under resale agreements	227,749	131,104
Receivables under securities borrowing transactions	4,539,555	4,740,410
Monetary claims bought	1,361,289	1,122,307
Trading assets	8,196,944	6,632,898
Money held in trust	23,878	24,011
Securities	42,529,950	39,952,123
Loans and bills discounted	62,720,599	61,348,355
Foreign exchanges	1,280,636	1,077,024
Lease receivables and investment assets	1,699,759	1,734,169
Other assets	4,622,756	4,604,732
Tangible fixed assets	1,180,522	1,168,908
Buildings	361,205	350,494
Land	555,179	551,839
Lease assets	9,063	10,527
Construction in progress	12,585	4,464
Other tangible fixed assets	242,488	251,583
Intangible fixed assets	799,773	674,216
Software	282,797	262,068
Goodwill	397,537	352,790
Lease assets	200	361
Other intangible fixed assets	119,237	58,995
Deferred tax assets	404,034	644,736
Customers’ liabilities for acceptances and guarantees	5,424,045	4,921,500
Reserve for possible loan losses	(978,933)	(1,058,945)

Total assets	¥143,040,672	¥137,803,098

Sumitomo Mitsui Financial Group, Inc.

(continued)

	(Millions of yen)
March 31,	2012	2011
Liabilities:
Deposits	¥84,128,561	¥81,998,940
Negotiable certificates of deposit	8,593,638	8,366,323
Call money and bills sold	2,144,599	2,629,407
Payables under repurchase agreements	1,676,902	726,365
Payables under securities lending transactions	5,810,730	5,713,233
Commercial paper	1,193,249	337,120
Trading liabilities	6,248,061	5,248,302
Borrowed money	8,839,648	10,769,668
Foreign exchanges	302,580	256,160
Short-term bonds	949,388	1,183,198
Bonds	4,641,927	3,866,095
Due to trust account	443,723	216,171
Other liabilities	4,762,961	4,188,259
Reserve for employee bonuses	48,516	45,176
Reserve for executive bonuses	2,875	2,496
Reserve for employee retirement benefits	45,911	44,604
Reserve for executive retirement benefits	2,577	2,728
Reserve for point service program	19,350	18,927
Reserve for reimbursement of deposits	10,980	9,923
Reserve for losses on interest repayment	401,276	59,812
Reserves under the special laws	421	392
Deferred tax liabilities	53,852	20,517
Deferred tax liabilities for land revaluation	39,915	45,698
Acceptances and guarantees	5,424,045	4,921,500

Total liabilities	135,785,696	130,671,024

Net assets:
Capital stock	2,337,895	2,337,895
Capital surplus	759,800	978,851
Retained earnings	2,152,654	1,776,433
Treasury stock	(236,037)	(171,760)

Total stockholders’ equity	5,014,313	4,921,419

Net unrealized gains on other securities	330,433	272,306
Net deferred losses on hedges	(32,122)	(9,701)
Land revaluation excess	39,158	33,357
Foreign currency translation adjustments	(141,382)	(122,889)

Total accumulated other comprehensive income	196,087	173,073

Stock acquisition rights	692	262
Minority interests	2,043,883	2,037,318

Total net assets	7,254,976	7,132,073

Total liabilities and net assets	¥143,040,672	¥137,803,098

Sumitomo Mitsui Financial Group, Inc.

2. Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

(Consolidated Statements of Income)

	(Millions of yen)
Year ended March 31,	2012	2011
Ordinary income	¥3,945,282	¥3,845,861
Interest income	1,631,592	1,612,599
Interest on loans and discounts	1,211,794	1,199,083
Interest and dividends on securities	242,086	251,311
Interest on call loans and bills bought	14,752	9,305
Interest on receivables under resale agreements	5,890	2,351
Interest on receivables under securities borrowing transactions	6,823	8,464
Interest on deposits with banks	29,742	18,592
Interest on lease transactions	68,943	71,589
Other interest income	51,560	51,900
Trust fees	1,770	2,335
Fees and commissions	955,680	897,461
Trading income	198,192	237,093
Other operating income	1,110,566	1,039,662
Lease-related income	72,525	62,810
Installment-related income	692,007	623,907
Other	346,034	352,944
Other income	47,479	56,709
Recoveries of written-off claims	4,800
Other	42,678
Ordinary expenses	3,009,711	3,020,432
Interest expenses	290,223	294,947
Interest on deposits	102,018	107,758
Interest on negotiable certificates of deposit	32,458	31,665
Interest on call money and bills sold	3,596	3,788
Interest on payables under repurchase agreements	3,694	2,753
Interest on payables under securities lending transactions	6,852	8,847
Interest on commercial paper	1,986	1,164
Interest on borrowed money	45,939	44,298
Interest on short-term bonds	1,540	2,006
Interest on bonds	76,276	66,940
Other interest expenses	15,860	25,723
Fees and commissions payments	132,099	131,230
Other operating expenses	880,998	858,243
Lease-related expenses	47,571	37,352
Installment-related expenses	649,855	587,427
Other	183,571	233,463
General and administrative expenses	1,421,363	1,355,322
Other expenses	285,027	380,688
Provision for reserve for possible loan losses	4,244	48,720
Other	280,782	331,967

Ordinary profit	935,571	825,428

Sumitomo Mitsui Financial Group, Inc.

(continued)

	(Millions of yen)
Year ended March 31,	2012	2011
Extraordinary gains	¥27,793	¥16,798
Gains on disposal of fixed assets	2,741	884
Gains on negative goodwill	—	409
Recoveries of written-off claims		2,813
Transfer from reserve for eventual future operating losses from financial instruments transactions	0	35
Other extraordinary gains	25,050	12,655
Extraordinary losses	10,397	14,913
Losses on disposal of fixed assets	6,507	5,914
Losses on impairment of fixed assets	3,861	5,411
Provision for reserve for eventual future operating losses from financial instruments transactions	29	34
Other extraordinary losses	—	3,552

Income before income taxes and minority interests	952,966	827,313

Income taxes	311,339	240,771
current	103,478	97,446
deferred	207,860	143,325
Income before minority interests	641,627	586,542

Minority interests in net income	123,090	110,646

Net income	¥ 518,536	¥ 475,895

(Consolidated Statements of Comprehensive Income)

	(Millions of yen)
Year ended March 31,	2012	2011
Income before minority interests	¥ 641,627	¥ 586,542
Other comprehensive income	23,605	(173,166)
Net unrealized gains (losses) on other securities	69,103	(150,002)
Net deferred gains (losses) on hedges	(22,964)	29,587
Land revaluation excess	5,613	—
Foreign currency translation adjustments	(23,496)	(60,928)
Share of other comprehensive income of affiliates	(4,651)	8,176

Total comprehensive income	665,232	413,375

Comprehensive income attributable to shareholders of the parent	541,270	343,920
Comprehensive income attributable to minority interests	123,961	69,455

Sumitomo Mitsui Financial Group, Inc.

3. Consolidated Statements of Changes in Net Assets

	(Millions of yen)
Year ended March 31,	2012	2011
Stockholders’ equity:
Capital stock
Balance at the beginning of the fiscal year	¥2,337,895	¥2,337,895
Changes in the fiscal year
Net changes in the fiscal year	—	—

Balance at the end of the fiscal year	2,337,895	2,337,895

Capital surplus
Balance at the beginning of the fiscal year	978,851	978,897
Changes in the fiscal year
Disposal of treasury stock	(9,047)	(46)
Cancellation of treasury stock	(210,003)	—

Net changes in the fiscal year	(219,050)	(46)

Balance at the end of the fiscal year	759,800	978,851

Retained earnings
Balance at the beginning of the fiscal year	1,776,433	1,451,945
Changes in the fiscal year
Cash dividends	(142,010)	(152,878)
Net income	518,536	475,895
Increase due to increase in subsidiaries	15	13
Increase due to decrease in subsidiaries	1	3
Decrease due to increase in subsidiaries	(7)	(13)
Decrease due to decrease in subsidiaries	(16)	(10)
Decrease due to decrease in affiliates	(90)	(126)
Reversal of land revaluation excess	(208)	1,604

Net changes in the fiscal year	376,220	324,488

Balance at the end of the fiscal year	2,152,654	1,776,433

Treasury stock
Balance at the beginning of the fiscal year	(171,760)	(124,061)
Changes in the fiscal year
Purchase of treasury stock	(321,521)	(47,759)
Disposal of treasury stock	47,242	60
Cancellation of treasury stock	210,003	—

Net changes in the fiscal year	(64,276)	(47,699)

Balance at the end of the fiscal year	(236,037)	(171,760)

Total stockholders’ equity
Balance at the beginning of the fiscal year	4,921,419	4,644,677
Changes in the fiscal year
Cash dividends	(142,010)	(152,878)
Net income	518,536	475,895
Purchase of treasury stock	(321,521)	(47,759)
Disposal of treasury stock	38,194	13
Cancellation of treasury stock	—	—
Increase due to increase in subsidiaries	15	13
Increase due to decrease in subsidiaries	1	3
Decrease due to increase in subsidiaries	(7)	(13)
Decrease due to decrease in subsidiaries	(16)	(10)
Decrease due to decrease in affiliates	(90)	(126)
Reversal of land revaluation excess	(208)	1,604

Net changes in the fiscal year	92,893	276,742

Balance at the end of the fiscal year	5,014,313	4,921,419

Sumitomo Mitsui Financial Group, Inc.

(continued)

	(Millions of yen)
Year ended March 31,	2012	2011
Accumulated other comprehensive income:
Net unrealized gains (losses) on other securities
Balance at the beginning of the fiscal year	272,306	412,708
Changes in the fiscal year
Net changes in items other than stockholders’ equity in the fiscal year	58,127	(140,402)

Net changes in the fiscal year	58,127	(140,402)

Balance at the end of the fiscal year	330,433	272,306

Net deferred gains (losses) on hedges
Balance at the beginning of the fiscal year	(9,701)	(39,367)
Changes in the fiscal year
Net changes in items other than stockholders’ equity in the fiscal year	(22,420)	29,666

Net changes in the fiscal year	(22,420)	29,666

Balance at the end of the fiscal year	(32,122)	(9,701)

Land revaluation excess
Balance at the beginning of the fiscal year	33,357	34,955
Changes in the fiscal year
Net changes in items other than stockholders’ equity in the fiscal year	5,800	(1,597)

Net changes in the fiscal year	5,800	(1,597)

Balance at the end of the fiscal year	39,158	33,357

Foreign currency translation adjustments
Balance at the beginning of the fiscal year	(122,889)	(101,650)
Changes in the fiscal year
Net changes in items other than stockholders’ equity in the fiscal year	(18,493)	(21,238)

Net changes in the fiscal year	(18,493)	(21,238)

Balance at the end of the fiscal year	(141,382)	(122,889)

Total accumulated other comprehensive income
Balance at the beginning of the fiscal year	173,073	306,646
Changes in the fiscal year
Net changes in items other than stockholders’ equity in the fiscal year	23,013	(133,573)

Net changes in the fiscal year	23,013	(133,573)

Balance at the end of the fiscal year	196,087	173,073

Stock acquisition rights:
Balance at the beginning of the fiscal year	262	81
Changes in the fiscal year
Net changes in items other than stockholders’ equity in the fiscal year	429	180

Net changes in the fiscal year	429	180

Balance at the end of the fiscal year	692	262

Minority interests:
Balance at the beginning of the fiscal year	2,037,318	2,049,400
Changes in the fiscal year
Net changes in items other than stockholders’ equity in the fiscal year	6,564	(12,081)

Net changes in the fiscal year	6,564	(12,081)

Balance at the end of the fiscal year	2,043,883	2,037,318

Total net assets:
Balance at the beginning of the fiscal year	7,132,073	7,000,805
Changes in the fiscal year
Cash dividends	(142,010)	(152,878)
Net income	518,536	475,895
Purchase of treasury stock	(321,521)	(47,759)
Disposal of treasury stock	38,194	13
Cancellation of treasury stock	—	—
Increase due to increase in subsidiaries	15	13
Increase due to decrease in subsidiaries	1	3
Decrease due to increase in subsidiaries	(7)	(13)
Decrease due to decrease in subsidiaries	(16)	(10)
Decrease due to decrease in affiliates	(90)	(126)
Reversal of land revaluation excess	(208)	1,604
Net changes in items other than stockholders’ equity in the fiscal year	30,008	(145,474)

Net changes in the fiscal year	122,902	131,268

Balance at the end of the fiscal year	¥ 7,254,976	¥ 7,132,073

Sumitomo Mitsui Financial Group, Inc.

4. Consolidated Statements of Cash Flows

	(Millions of yen)
Year ended March 31,	2012	2011
Cash flows from operating activities:
Income before income taxes and minority interests	¥952,966	¥827,313
Depreciation	165,113	154,267
Losses on impairment of fixed assets	3,861	5,411
Amortization of goodwill	21,681	22,938
Gains on negative goodwill	—	(409)
Gains on step acquisitions	(25,050)	(12,655)
Equity in losses of affiliates	31,122	13,319
Net change in reserve for possible loan losses	(90,007)	(13,433)
Net change in reserve for employee bonuses	2,816	1,057
Net change in reserve for executive bonuses	378	163
Net change in reserve for employee retirement benefits	(5,083)	(2,987)
Net change in reserve for executive retirement benefits	(194)	(5,642)
Net change in reserve for point service program	422	(1,420)
Net change in reserve for reimbursement of deposits	1,056	(1,810)
Net change in reserve for losses on interest repayment	(25,756)	(17,566)
Interest income	(1,631,592)	(1,612,599)
Interest expenses	290,223	294,947
Net gains on securities	(130,612)	(61,648)
Net losses from money held in trust	1,464	148
Net exchange losses	16,145	280,834
Net losses from disposal of fixed assets	3,765	5,029
Net change in trading assets	(1,588,903)	7,813
Net change in trading liabilities	1,029,341	256,101
Net change in loans and bills discounted	(828,051)	1,401,384
Net change in deposits	2,299,767	3,628,657
Net change in negotiable certificates of deposit	228,846	1,380,003
Net change in borrowed money (excluding subordinated borrowings)	(1,994,204)	4,569,942
Net change in deposits with banks	462,914	(1,196,723)
Net change in call loans and bills bought and others	(793,288)	(18,924)
Net change in receivables under securities borrowing transactions	200,855	700,211
Net change in call money and bills sold and others	472,525	165,025
Net change in commercial paper	856,129	26,333
Net change in payables under securities lending transactions	97,497	1,397,458
Net change in foreign exchanges (assets)	(205,926)	(7,663)
Net change in foreign exchanges (liabilities)	46,712	64,083
Net change in lease receivables and investment assets	30,875	152,703
Net change in short-term bonds (liabilities)	(233,809)	(101,780)
Issuance and redemption of bonds (excluding subordinated bonds)	352,424	515,688
Net change in due to trust account	227,552	56,617
Interest received	1,663,901	1,635,444
Interest paid	(295,539)	(309,401)
Other, net	327,828	(279,956)

Subtotal	1,940,166	13,918,277

Income taxes paid	(101,981)	(124,540)

Net cash provided by operating activities	1,838,185	13,793,737

Sumitomo Mitsui Financial Group, Inc.

(continued)

	(Millions of yen)
Year ended March 31,	2012	2011
Cash flows from investing activities:
Purchases of securities	(50,614,876)	(67,169,471)
Proceeds from sale of securities	32,372,433	36,624,700
Proceeds from maturity of securities	15,925,697	19,626,268
Purchases of money held in trust	(3,011)	(6,942)
Proceeds from sale of money held in trust	1,540	5,236
Purchases of tangible fixed assets	(131,154)	(182,839)
Proceeds from sale of tangible fixed assets	30,343	6,966
Purchases of intangible fixed assets	(101,447)	(101,624)
Proceeds from sale of intangible fixed assets	24	528
Proceeds from sale of stocks of subsidiaries	—	314
Purchases of treasury stocks of subsidiaries	(1,773)	—
Proceeds from purchase of stocks of subsidiaries resulting in changes in scope of consolidation	—	59,408
Purchases of stocks of subsidiaries resulting in changes in scope of consolidation	(67,369)	(10,756)
Proceeds from sale of stocks of subsidiaries resulting in changes in scope of consolidation	50	—

Net cash used in investing activities	(2,589,543)	(11,148,211)

Cash flows from financing activities:
Proceeds from issuance of subordinated borrowings	106,000	80,000
Repayment of subordinated borrowings	(103,000)	(87,500)
Proceeds from issuance of subordinated bonds and bonds with stock acquisition rights	557,360	256,751
Repayment of subordinated bonds and bonds with stock acquisition rights	(306,471)	(314,900)
Dividends paid	(141,921)	(152,612)
Proceeds from contributions paid by minority stockholders	—	471
Repayment to minority stockholders	—	(309)
Dividends paid to minority stockholders	(93,125)	(97,609)
Purchases of treasury stock	(321,521)	(47,759)
Proceeds from disposal of treasury stock	2,390	13
Purchases of treasury stock of subsidiaries	(14)	(1,001)
Proceeds from sale of treasury stock of subsidiaries	183	17

Net cash used in financing activities	(300,119)	(364,438)

Effect of exchange rate changes on cash and cash equivalents	(4,757)	(7,185)

Net change in cash and cash equivalents	(1,056,236)	2,273,901

Cash and cash equivalents at the beginning of the period	5,645,094	3,371,193

Cash and cash equivalents at the end of the period	¥4,588,858	¥5,645,094

Sumitomo Mitsui Financial Group, Inc.

5. Note on the Assumption as a Going Concern

Not applicable.

6. Notes on Significant Accounting Policies for Preparing Consolidated Financial Statements

(1)	Scope of consolidation

(a) Consolidated subsidiaries	337 companies
Principal companies:	Sumitomo Mitsui Banking Corporation (“SMBC”)
THE MINATO BANK, LTD.
Kansai Urban Banking Corporation
Sumitomo Mitsui Banking Corporation Europe Limited
Sumitomo Mitsui Banking Corporation (China) Limited
SMBC Friend Securities Co., Ltd.
SMBC Nikko Securities Inc.
Sumitomo Mitsui Finance and Leasing Company, Limited
Sumitomo Mitsui Card Company, Limited
Cedyna Financial Corporation
Promise Co., Ltd. (“Promise”)
SMBC Finance Service Co., Ltd.
The Japan Research Institute, Limited
SMBC Capital Markets, Inc.

Changes in the consolidated subsidiaries in the fiscal year ended March 31, 2012 are as follows:

7 companies including Promise were included in the scope of consolidated subsidiaries as a result of a tender offer for shares of Promise by SMBC and a subscription by SMFG for new shares issued by Promise by way of third-party allotment. 30 companies including Minato Equity Support Investment Limited Partnership were also newly consolidated due to establishment and other reasons.

18 companies including SMBC Support & Solution Co., Ltd. were excluded from the scope of consolidated subsidiaries because they were no longer subsidiaries due mainly to mergers.

9 companies including Rouge Leasing Co., Ltd. were excluded from the scope of consolidation and became unconsolidated subsidiaries that are not accounted for by the equity method because they became operators of silent partnerships for lease transactions.

(b)	Unconsolidated subsidiaries

Principal company:	SBCS Co., Ltd.

193 subsidiaries including SMLC MAHOGANY CO., LTD. are operators of silent partnerships for lease transactions and their assets and profits/losses do not belong to them substantially. Therefore, they have been excluded from the scope of consolidation pursuant to Article 5, Paragraph 1 Item 2 of Consolidated Financial Statements Regulations.

Other unconsolidated subsidiaries including SBCS Co., Ltd. are also excluded from the scope of consolidation because their total amounts in terms of total assets, ordinary income, net income and retained earnings are immaterial, as such, they do not hinder a rational judgment of SMFG’s financial position and results of operations when excluded from the scope of consolidation.

(2)	Application of the equity method

(a)	Unconsolidated subsidiaries accounted for by the equity method 4 companies

Principal company:	SBCS Co., Ltd.

(b)	Affiliates accounted for by the equity method 39 companies

Principal companies:	Sumitomo Mitsui Auto Service Company, Limited Daiwa SB Investments Ltd.

Changes in the equity method affiliates in the fiscal year ended March 31, 2012 are as follows:

6 companies including Hitachi Capital Auto Lease Corporation became equity method affiliates due mainly to acquisitions of stocks.

6 companies including Promise Co., Ltd. were excluded from the scope of equity method affiliates because they were no longer equity method affiliates through a tender offer for shares of Promise by SMBC and a subscription by SMFG for new shares issued by Promise by way of third-party allotment. 4 companies including At-Loan Co., Ltd. were excluded from the scope of equity method affiliates because they were no longer equity method affiliates due mainly to mergers.

(c)	Unconsolidated subsidiaries that are not accounted for by the equity method

193 subsidiaries including SMLC MAHOGANY CO., LTD. are operators of silent partnerships for lease transactions and their assets and profits/losses do not belong to them substantially. Therefore, they have not been accounted for by the equity method pursuant to Article 10 Paragraph 1 Item 2 of Consolidated Financial Statements Regulations.

(d)	Affiliates that are not accounted for by the equity method

Principal company:	Daiwa SB Investments (USA) Ltd.

Affiliates that are not accounted for by the equity method are also excluded from the scope of equity method because their total amounts in terms of net income and retained earnings are immaterial, and as such, they do not hinder a rational judgment of SMFG’s financial position and results of operations when excluded from the scope of equity method.

Sumitomo Mitsui Financial Group, Inc.

(3)	The balance sheet dates of consolidated subsidiaries

(a)	The balance sheet dates of the consolidated subsidiaries are as follows:

May 31	1	company
June 30	5	companies
July 31	2	companies
September 30	3	companies
October 31	1	company
November 30	8	companies
December 31	122	companies
January 31	19	companies
February 29	9	companies
March 31	167	companies

(b)	The subsidiaries with balance sheets dated May 31, June 30, July 31, September 30 and November 30 are consolidated using the financial statements as of March 31 for the purpose of consolidation. The subsidiaries with balance sheets dated October 31 are consolidated using the financial statements as of January 31. Certain subsidiaries with balance sheets dated December 31 and January 31 are consolidated using the financial statements as of March 31. Other subsidiaries are consolidated using them on their respective balance sheet dates.

Appropriate adjustments were made for material transactions during the periods between their respective balance sheet dates and the consolidated closing date.

(4)	Special purpose entities

(a)	Outline of special purpose entities and transactions

SMBC, a consolidated subsidiary of SMFG, provides credit lines, liquidity lines and loans to 13 special purpose entities (“SPEs”) for their fund needs and issuing of commercial paper. The SPEs are engaged in purchases of monetary claims such as receivables from SMBC customers and incorporated under the laws of the Cayman Islands or as intermediate corporations with limited liabilities.

The combined assets and liabilities of the 13 SPEs as of their most recent closing dates were ¥2,175,773 million and ¥2,175,548 million, respectively. SMBC has no voting rights in the SPEs and sends no directors or employees.

(b)	Principal transactions with the SPEs as of and for the fiscal year ended March 31, 2012

Millions of yen
Balances of principal transactions as of March 31, 2012		Principal profit or loss for the fiscal year ended March 31, 2012
Item	Amount	Item	Amount
Loans and bills discounted	¥ 1,486,284	Interest on loans and discounts	¥ 13,388
Credit lines	723,383	Fees and commissions	1,842
Liquidity lines	352,547

(5)	Accounting policies

(a)	Standards for recognition and measurement of trading assets/liabilities and trading profits/losses

Transactions for trading purposes (seeking gains arising from short-term changes in interest rates, currency exchange rates, or market prices of securities and other market related indices or from variation among markets) are included in “Trading assets” or “Trading liabilities” on the consolidated balance sheets on a trade date basis. Profits and losses on trading-purpose transactions are recognized on a trade date basis, and recorded as “Trading income” and “Trading losses” on the consolidated statements of income.

Securities and monetary claims purchased for trading purposes are stated at the fiscal year-end market value, and financial derivatives such as swaps, futures and options are stated at amounts that would be settled if the transactions were terminated at the consolidated balance sheet date.

“Trading income” and “Trading losses” include interest received or paid during the fiscal year. The year-on-year valuation differences of securities and monetary claims are also recorded in the above-mentioned accounts. As for the derivatives, assuming that the settlement will be made in cash, the year-on-year valuation differences are also recorded in the above-mentioned accounts.

(b)	Standards for recognition and measurement of securities
(i)	Debt securities that consolidated subsidiaries have the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are carried at amortized cost (straight-line method) using the moving-average method. Investments in unconsolidated subsidiaries and affiliates that are not accounted for by the equity method are carried at cost using the moving-average method. Securities other than trading purpose securities, held-to-maturity securities and investments in unconsolidated subsidiaries and affiliates are classified as “other securities” (available-for-sale securities). Stocks in other securities that have market prices are carried at their average market prices during the final month of the fiscal year, and bonds and others that have market prices are carried at their fiscal year-end market prices (cost of securities sold is calculated using primarily the moving-average method). Other securities which are extremely difficult to determine fair value with no available market prices are carried at cost using the moving-average method. Net unrealized gains (losses) on other securities, net of income taxes, are included in “Net assets,” after deducting the amount that is reflected in the fiscal year’s earnings by applying fair value hedge accounting.
(ii)	Securities included in money held in trust are carried in the same method as in (a) and (b) (i) above.

Sumitomo Mitsui Financial Group, Inc.

(c)	Standards for recognition and measurement of derivative transactions

Derivative transactions, excluding those classified as trading derivatives, are carried at fair value.

(d)	Depreciation
(i)	Tangible fixed assets (excluding lease assets)

Buildings owned by SMFG and SMBC are depreciated using the straight-line method. Others are depreciated using the declining-balance method. The estimated useful lives of major items are as follows:

Buildings:	7 to 50 years
Others:	2 to 20 years

Other consolidated subsidiaries depreciate tangible fixed assets primarily using the straight-line method over the estimated useful lives of the respective assets.

(ii)	Intangible fixed assets

Intangible fixed assets are depreciated using the straight-line method. Capitalized software for internal use owned by SMFG and its consolidated domestic subsidiaries is depreciated over its estimated useful life (basically five years).

(iii)	Lease assets

Lease assets with respect to non-transfer ownership finance leases, which are recorded in “Tangible fixed assets,” are depreciated using the straight-line method, assuming that lease terms are their expected lifetime and salvage values are zero.

(e)	Reserve for possible loan losses

The reserve for possible loan losses of major consolidated subsidiaries is provided as detailed below in accordance with the internal standards for write-offs and provisions.

For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings (“bankrupt borrowers”) or borrowers that are not legally or formally insolvent but are regarded as substantially in the same situation (“effectively bankrupt borrowers”), a reserve is provided based on the amount of claims, after the write-off stated below, net of the expected amount of recoveries from collateral and guarantees. For claims on borrowers that are not currently bankrupt but are perceived to have a high risk of falling into bankruptcy (“potentially bankrupt borrowers”), a reserve is provided in the amount deemed necessary based on an overall solvency assessment of the claims, net of the expected amount of recoveries from collateral and guarantees.

Discounted Cash Flows (“DCF”) method is used for claims on borrowers whose cash flows from collection of principals and interest can be rationally estimated and SMBC applies it to claims on large potentially bankrupt borrowers and claims on large borrowers requiring close monitoring that have been classified as “Past due loans (3 months or more)” or “Restructured loans,” whose total loans from SMBC exceed a certain amount. SMBC establishes a reserve for possible loan losses using the DCF method for such claims in the amount of the difference between the present value of principal and interest (calculated using the rationally estimated cash flows discounted at the initial contractual interest rate) and the book value.

For other claims, a reserve is provided based on the historical loan-loss ratio. For claims originated in specific overseas countries, an additional reserve is provided in the amount deemed necessary based on the assessment of political and economic conditions.

Branches and credit supervision departments assess all claims in accordance with the internal rules for self-assessment of assets, and the Credit Review Department, independent from these operating sections, audits their assessment. The reserve is provided based on the results of these assessments.

The reserve for possible loan losses of SMFG and other consolidated subsidiaries for general claims is provided in the amount deemed necessary based on the historical loan-loss ratios, and for doubtful claims in the amount deemed uncollectible based on assessment of each claim.

For collateralized or guaranteed claims on bankrupt borrowers and effectively bankrupt borrowers, the amount exceeding the estimated value of collateral and guarantees is deemed to be uncollectible and written off against the total outstanding amount of the claims. The amount of write-off was ¥685,871 million.

(f)	Reserve for employee bonuses

The reserve for employee bonuses is provided for payment of bonuses to employees, in the amount of estimated bonuses, which are attributable to the fiscal year.

(g)	Reserve for executive bonuses

The reserve for executive bonuses is provided for payment of bonuses to executives, in the amount of estimated bonuses, which are attributable to the fiscal year.

(h)	Reserve for employee retirement benefits

The reserve for employee retirement benefits is provided for payment of retirement benefits to employees, in the amount deemed accrued at the fiscal year-end, based on the projected retirement benefit obligation and the fair value of plan assets at the fiscal year-end.

Unrecognized prior service cost is amortized using the straight-line method, primarily over 9 years within the employees’ average remaining service period at incurrence.

Unrecognized net actuarial gain (loss) is amortized using the straight-line method, primarily over 9 years within the employees’ average remaining service period, commencing from the next fiscal year of incurrence.

Sumitomo Mitsui Financial Group, Inc.

(i)	Reserve for executive retirement benefits

The reserve for executive retirement benefits is provided for payment of retirement benefits to directors, corporate auditors and other executive officers, in the amount deemed accrued at the fiscal year-end based on our internal regulations.

(j)	Reserve for point service program

The reserve for point service program is provided for the potential future redemption of points awarded to customers under the “SMBC Point Pack,” credit card points programs, and other customer points award programs. The amount is calculated by converting the outstanding points into a monetary amount, and rationally estimating and recognizing the amount that will be redeemed in the future.

(k)	Reserve for reimbursement of deposits

The reserve for reimbursement of deposits which were derecognized as liabilities under certain conditions is provided for the possible losses on the future claims of withdrawal based on the historical reimbursements.

(l)	Reserve for losses on interest repayment

The reserve for losses on interest repayment is provided for the possible losses on future claims of repayment of interest based on historical interest repayment experience.

(m)	Reserve under the special laws

The reserve under the special laws is a reserve for contingent liabilities and provided for compensation for losses from securities related transactions or derivative transactions, pursuant to Article 46-5 of the Financial Instruments and Exchange Act.

(n)	Translation of foreign currency assets and liabilities

Assets and liabilities of SMFG and SMBC denominated in foreign currencies and accounts of SMBC overseas branches are translated into Japanese yen mainly at the exchange rate prevailing at the consolidated balance sheet date, with the exception of stocks of subsidiaries and affiliates translated at rates prevailing at the time of acquisition.

Other consolidated subsidiaries’ assets and liabilities denominated in foreign currencies are translated into Japanese yen at the exchange rate prevailing at their respective balance sheet dates.

(o)	Lease transactions

(i)	Recognition of income on finance leases

Interest income is allocated to each period.

(ii)	Recognition of income on operating leases

Primarily, lease-related income is recognized on a straight-line basis over the full term of the lease, based on the contractual amount of lease fees per month.

(iii)	Recognition of income and expenses on installment sales

Primarily, installment-sales-related income and installment-sales-related expenses are recognized on a due-date basis over the full period of the installment sales.

(p)	Hedge accounting

(i)	Hedging against interest rate changes

As for the hedge accounting method applied to hedging transactions for interest rate risk arising from financial assets and liabilities, SMBC applies deferred hedge accounting.

SMBC applies deferred hedge accounting stipulated in “Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (JICPA Industry Audit Committee Report No. 24) to portfolio hedges on groups of large-volume, small-value monetary claims and debts.

As for the portfolio hedges to offset market fluctuation, SMBC assesses the effectiveness of such hedges by classifying the hedged items (such as deposits and loans) and the hedging instruments (such as interest rate swaps) by their maturity. As for the portfolio hedges to fix cash flows, SMBC assesses the effectiveness of such hedges by verifying the correlation between the hedged items and the hedging instruments.

As for the individual hedges, SMBC also assesses the effectiveness of such individual hedges.

As a result of the application of JICPA Industry Audit Committee Report No. 24, SMBC discontinued the application of hedge accounting or applied fair value hedge accounting to a portion of the hedging instruments using “macro hedge,” which had been applied in order to manage interest rate risk arising from large-volume transactions in loans, deposits and other interest-earning assets and interest-bearing liabilities as a whole using derivatives pursuant to “Temporary Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (JICPA Industry Audit Committee Report No. 15). The deferred hedge losses and gains related to such a portion of hedging instruments are charged to “Interest income” or “Interest expenses” over a 12-year period (maximum) according to their maturity from the fiscal year ended March 31, 2004. At the fiscal year-end, gross amounts of deferred hedge losses and gains on “macro hedge” (before deducting tax effect) were ¥309 million and ¥188 million, respectively.

(ii)	Hedging against currency fluctuations

SMBC applies deferred hedge accounting stipulated in “Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry” (JICPA Industry Audit Committee Report No. 25) to currency swap and foreign exchange swap transactions executed for the purpose of lending or borrowing funds in different currencies.

Pursuant to JICPA Industry Audit Committee Report No. 25, SMBC assesses the effectiveness of currency swap and foreign exchange swap transactions executed for the purpose of offsetting the risk of changes in currency exchange rates by verifying that there are foreign-currency monetary claims and debts corresponding to the foreign-currency positions.

In order to hedge risk arising from volatility of exchange rates for stocks of subsidiaries and affiliates and other securities (excluding bonds) denominated in foreign currencies, SMBC applies deferred hedge accounting or fair value hedge accounting, on the conditions that the hedged securities are designated in advance and that sufficient on-balance (actual) or off-balance (forward) liability exposure exists to cover the cost of the hedged securities denominated in the same foreign currencies.

Sumitomo Mitsui Financial Group, Inc.

(iii)	Hedging against share price fluctuations

SMBC applies fair value hedge accounting to individual hedges offsetting the price fluctuation of the shares that are classified under other securities, and that are held for the purpose of strategic investment, and accordingly evaluates the effectiveness of such individual hedges.

(iv)	Transactions between consolidated subsidiaries

As for derivative transactions between consolidated subsidiaries or internal transactions between trading accounts and other accounts (or among internal sections), SMBC manages the interest rate swaps and currency swaps that are designated as hedging instruments in accordance with the strict criteria for external transactions stipulated in JICPA Industry Audit Committee Report No. 24 and No. 25. Therefore, SMBC accounts for the gains or losses that arise from interest rate swaps and currency swaps in its earnings or defers them, rather than eliminating them.

Certain other consolidated subsidiaries apply the deferred hedge accounting or fair value hedge accounting or the special treatment for interest rate swaps.

(q)	Amortization of goodwill

Goodwill on SMBC Friend Securities Co., Ltd., Sumitomo Mitsui Finance and Leasing Company, Limited, SMBC Nikko Securities Inc., Kansai Urban Banking Corporation, Cedyna Financial Corporation and Promise Co., Ltd. is amortized using the straight-line method over 20 years. Goodwill on other companies is charged or credited to income directly when incurred.

(r)	Scope of “Cash and cash equivalents” on Consolidated Statement of Cash Flows

For the purposes of presenting the consolidated statement of cash flows, “Cash and cash equivalents” are cash on hand, non-interest earning deposits with banks and deposits paid to Bank of Japan.

(s)	Consumption taxes

National and local consumption taxes of SMFG and its consolidated domestic subsidiaries are accounted for using the tax-excluded method.

7. Unapplied Accounting Standards, etc.

(Revisions of Accounting Standard for Consolidated Financial Statements (ASBJ Statement No. 22, revised on March 25, 2011), etc.)

A special purpose entity (“SPE”) that meets certain requirements was previously assumed not to be regarded as a subsidiary of the entity that either had invested in the SPE or assigned assets to the SPE. Following the revisions of the aforementioned accounting standard, etc., the treatment is only applied to a case where a company has assigned assets to an SPE. SMFG intends to adopt the revised accounting standard, etc. from the beginning of the fiscal year commencing on April 1, 2013.

As a result of the adoption of the revised accounting standard, etc., SPEs that have previously not been regarded as a subsidiary of SMFG but whose assets have not been assigned by SMFG will be additionally included in the scope of consolidation, resulting in inclusion of assets, liabilities, profits and losses of the SPEs in the consolidated financial statements of SMFG. Effects of adoption of the revised accounting standard, etc. are currently examined.

8. Change in Presentation

(Consolidated statements of income)

SMFG had previously presented “Gains on reversal of reserve for possible loan losses” and “Recoveries of written-off claims” as part of “Extraordinary gains” until the fiscal year ended March 31, 2011. Based on “Practical Guidelines for Accounting Standard for Financial Instruments” (JICPA Accounting System Committee Report No. 14, revised March 29, 2011), SMFG presents them as items of “Other income” after April 1, 2011. However, the figures for the fiscal year ended March 31, 2011, are stated in the previous method in accordance with the Practical Guidelines.

9. Additional Information

(Changes of Accounting Procedures and Presentation)

SMFG has adopted “Accounting Standard for Accounting Changes and Error Corrections” (ASBJ Statement No. 24, issued on December 4, 2009) and “Guidance on Accounting Standard for Accounting Changes and Error Corrections” (ASBJ Guidance No. 24, issued on December 4, 2009) for changes in accounting policies and corrections of figures on and after the beginning of the fiscal year ended March 31, 2012.

(Effects of changes in the corporate income tax rate)

Following the promulgation of the “Act for Partial Amendment of the Income Tax Act, etc. for the Purpose of Creating a Taxation System Responding to Changes in Economic and Social Structures” (Act No. 114, 2011) and the “Act on Special Measures for Securing Financial Resources Necessary to Implement Measures for Reconstruction following the Great East Japan Earthquake” (Act No. 117, 2011) on December 2, 2011, the corporate income tax rate will be lowered and a special restoration surtax will be imposed from fiscal years beginning on or after April 1, 2012. Additionally, beginning from fiscal years starting on or after April 1, 2012, the use of tax loss carryforwards will be limited to the equivalent of 80% of taxable income before deducting tax loss carryforwards. As a result of this change, net income decreased by ¥39,589 million.

Sumitomo Mitsui Financial Group, Inc.

10. Notes to Consolidated Financial Statements

(Notes to Consolidated Balance Sheets)

(1)	Securities included stocks of unconsolidated subsidiaries and affiliates of ¥229,868 million and investments of ¥1,332 million.

(2)	Japanese government bonds and stocks as a sub-account of Securities and trading securities as a sub-account of Trading assets include ¥51,022 million of unsecured loan securities for which borrowers have the right to sell or pledge.

As for the unsecured borrowed securities for which consolidated subsidiaries have the right to sell or pledge and the securities which consolidated subsidiaries purchased under resale agreements and borrowed with cash collateral, that are permitted to be sold or pledged without restrictions, ¥1,961,135 million of securities are pledged, and ¥378,167 million of securities are held in hand as of the consolidated balance sheet date.

(3)	Bankrupt loans and Non-accrual loans were ¥74,218 million and ¥1,145,347 million, respectively.

“Bankrupt loans” are loans, after write-off, to legally bankrupt borrowers as defined in Article 96-1-3 and 96-1-4 of “Order for Enforcement of the Corporation Tax Act” (Cabinet Order No. 97 of 1965) and on which accrued interest income is not recognized as there is substantial doubt about the ultimate collectability of either principal or interest because they are past due for a considerable period of time or for other reasons.

“Non-accrual loans” are loans on which accrued interest income is not recognized, excluding “Bankrupt loans” and loans on which interest payments are deferred in order to support the borrowers’ recovery from financial difficulties.

(4)	Past due loans (3 months or more) totaled ¥22,502 million.

“Past due loans (3 months or more)” are loans on which the principal or interest is past due for three months or more, excluding “Bankrupt loans” and “Non-accrual loans.”

(5)	Restructured loans totaled ¥562,882 million.

“Restructured loans” are loans on which terms and conditions have been amended in favor of the borrowers (e.g., reduction of the original interest rate, deferral of interest payments, extension of principal repayments or debt forgiveness) in order to support the borrowers’ recovery from financial difficulties, excluding “Bankrupt loans,” “Non-accrual loans” and “Past due loans (3 months or more).”

(6)	The total amount of Bankrupt loans, Non-accrual loans, Past due loans (3 months or more) and Restructured loans was ¥1,804,951 million.

The amounts of loans presented in Notes (3) to (6) above are the amounts before deduction of reserve for possible loan losses.

(7)	Bills discounted are accounted for as financial transactions in accordance with JICPA Industry Audit Committee Report No. 24. SMFG’s banking subsidiaries have rights to sell or pledge bank acceptance bought, commercial bills discounted, documentary bills and foreign exchanges bought without restrictions. The total face value was ¥754,204 million.

(8)	Assets pledged as collateral were as follows:

March 31, 2012	Millions of yen
Assets pledged as collateral:
Cash and due from banks	¥294,382
Call loans and bills bought	490,255
Monetary claims bought	7,096
Trading assets	3,715,510
Securities	7,281,341
Loans and bills discounted	2,572,382
Lease receivables and investment assets	7,740
Tangible fixed assets	14,336
Other assets (installment account receivables, etc.)	4,412

March 31, 2012	Millions of yen
Liabilities corresponding to assets pledged as collateral:
Deposits	¥19,144
Call money and bills sold	825,000
Payables under repurchase agreements	1,676,902
Payables under securities lending transactions	5,180,034
Trading liabilities	513,941
Borrowed money	4,312,097
Other liabilities	10,149
Acceptances and guarantees	109,212

In addition, Cash and due from banks of ¥23,993 million, Trading assets of ¥86,879 million and Securities of ¥24,367,992 million were pledged as collateral for cash settlements, variation margins of futures markets and certain other purposes.

Other assets include surety deposits and intangible of ¥124,516 million, variation margins of futures markets of ¥17,906 million, and other variation margins of ¥66,197 million.

Sumitomo Mitsui Financial Group, Inc.

(9)	Commitment line contracts on overdrafts and loans are agreements to lend to customers, up to a prescribed amount, as long as there is no violation of any condition established in the contracts. The amount of unused commitments was ¥47,220,313 million and the amount of unused commitments whose original contract terms are within one year or unconditionally cancelable at any time was ¥39,753,611 million. Since many of these commitments are expected to expire without being drawn upon, the total amount of unused commitments does not necessarily represent actual future cash flow requirements. Many of these commitments include clauses under which SMBC and other consolidated subsidiaries can reject an application from customers or reduce the contract amounts in the event that economic conditions change, SMBC and other consolidated subsidiaries need to secure claims, or other events occur. In addition, SMBC and other consolidated subsidiaries may request the customers to pledge collateral such as premises and securities at the time of the contracts, and take necessary measures such as monitoring customers’ financial positions, revising contracts when such need arises and securing claims after the contracts are made.

(10)	SMBC and another consolidated subsidiary revaluated their own land for business activities in accordance with “Act on Revaluation of Land” (the “Act”) (Act No. 34, effective March 31, 1998) and “Act for Partial Revision of Act on Revaluation of Land” (Act No. 19, effective March 31, 2001). The income taxes corresponding to the net unrealized gains are reported in “Liabilities” as “Deferred tax liabilities for land revaluation,” and the net unrealized gains, net of deferred taxes, are reported as “Land revaluation excess” in “Net assets.”

A certain affiliate also revaluated its own land for business activities in accordance with the Law. The net unrealized gains, net of deferred taxes, are reported as “Land revaluation excess” in “Net assets.”

Date of the revaluation

SMBC:

March 31, 1998 and March 31, 2002

Another consolidated subsidiary and an affiliate:

March 31, 1999 and March 31, 2002

Method of revaluation (stipulated in Article 3-3 of the Act)

SMBC:

Fair values were determined by applying appropriate adjustments for land shape and timing of appraisal to the values stipulated in Article 2-3, 2-4 or 2-5 of “Order for Enforcement of Act on Revaluation of Land” (Cabinet Order No. 119 of March 31, 1998).

Another consolidated subsidiary and an affiliate:

Fair values were determined based on the values stipulated in Article 2-3 and 2-5 of “Order for Enforcement of Act on Revaluation of Land” (Cabinet Order No. 119 of March 31, 1998).

(11)	Accumulated depreciation on tangible fixed assets amounted to ¥750,082 million.

(12)	Deferred gain on tangible fixed assets deductible for tax purposes amounted to ¥67,055 million.

(13)	The balance of subordinated debt included in “Borrowed money” was ¥374,250 million.

(14)	The balance of subordinated bonds included in “Bonds” was ¥2,402,075 million.

(15)	The amount guaranteed by banking subsidiaries to privately-placed bonds (stipulated by Article 2-3 of Financial Instruments and Exchange Act) in “Securities” was ¥1,851,841 million.

Sumitomo Mitsui Financial Group, Inc.

(Notes to Consolidated Statements of Income)

(1)	“Other income” included gains on sales of stocks and other securities of ¥15,654 million.

(2)	“Other expenses” included write-off of loans of ¥90,305 million, losses on sale of stocks of ¥11,659 million, losses on devaluation of stocks and other securities of ¥31,875 million, provision for reserve for losses on interest repayment of ¥40,364 million, equity in losses of affiliates of ¥31,122 million and losses on sale of non-accrual loans of ¥25,364 million.

(3)	“Other extraordinary gains” represented gains on step acquisitions of ¥25,050 million.

(4)	The difference between the recoverable amount and the book value of the following assets is recognized as “Losses on impairment of fixed assets” and included in “Extraordinary losses” in the fiscal year.

Year ended March 31, 2012				Millions of yen
Area	Purpose of use		Type	Impairment loss

Tokyo metropolitan area	Branches	11 branches	Land and buildings, etc.	¥ 198
	Idle assets	38 items		1,168
	Others	4 items		58
Kinki area	Branches	31 branches	Land and buildings, etc.	393
	Idle assets	41 items		1,630
	Others	1 items		2
Others	Branches	1 branches	Land and buildings, etc.	27
	Idle assets	16 items		381

At SMBC, a branch, which continuously manages and determines its income and expenses, is the smallest unit of asset group for recognition and measurement of impairment loss of fixed assets. Assets such as corporate headquarters facilities, training facilities, data and system centers, and health and recreational facilities which do not produce cash flows that can be attributed to individual assets are treated as corporate assets. As for idle assets, impairment loss is measured individually. At SMFG and other consolidated subsidiaries, a branch or other group is the smallest asset grouping unit as well.

SMBC and other consolidated subsidiaries reduced the carrying amounts of long-lived assets of which investments are not expected to be fully recovered to their recoverable amounts, and recognized the losses as “losses on impairment of fixed assets,” which is included in “Extraordinary losses.” SMBC reduced the carrying amounts of idle assets, and other consolidated subsidiaries reduced the carrying amounts of their branches and idle assets.

The recoverable amount is calculated using net realizable value which is basically determined by subtracting the expected disposal cost from the appraisal value based on the Real Estate Appraisal Standard.

Sumitomo Mitsui Financial Group, Inc.

(Notes to Consolidated Statements of Changes in Net Assets)

(1)	Type and number of shares issued and treasury stock

	Number of shares
Year ended March 31, 2012	As of beginning of the fiscal year	Increased in the fiscal year	Decreased in the fiscal year	As of the fiscal year-end
Shares issued
Common stock	1,414,055,625	–	–	1,414,055,625
Preferred stock (1st series type 6) (*1)	70,001	–	70,001	–

Total	1,414,125,626	–	70,001	1,414,055,625

Treasury stock
Common stock (*2)	32,581,914	45,686,368	15,328,723	62,939,559
Preferred stock (1st series type 6) (*1)	–	70,001	70,001	–

Total	32,581,914	45,756,369	15,398,724	62,939,559

(*1)	Increase in number of treasury stock of the First Series Type 6 Preferred Stock
•	70,001 shares due to acquisition of the treasury stock that was executed on April 1, 2011 in accordance with the provision of Article 18 of the Articles of Incorporation of SMFG

Decrease in number of both treasury stock and shares issued of the First Series Type 6 Preferred Stock

•	70,001 shares respectively due to cancellation of those shares that was executed on April 1, 2011

(*2)	Increase in the number of treasury common shares issued
•

45,686,368 shares due to purchase of fractional shares and also acquisition of SMFG shares through market purchases in accordance with the provision of Article 8 of the Articles of Incorporation of SMFG that were subsequently delivered to the shareholders of Promise Co., Ltd. in consideration for a share exchange.

Decrease in number of treasury common shares issued

•

15,328,723 shares due to sale of fractional shares, reduction of 7,363 shares through exercise of stock options and reduction of 15,321,360 shares through the allocation of SMFG shares held by SMFG Card & Credit, Inc., a consolidated subsidiary of SMFG for the purpose of wholly-owning Cedyna Financial Corporation, to the shareholders of Cedyna Financial Corporation on May 1, 2011, and sale of SMFG shares by consolidated subsidiaries.

(2)	Information on stock acquisition rights

March 31, 2012	Detail of stock acquisition rights	Type of shares	Number of shares				Millions of yen
			Beginning of fiscal year	Increase in the fiscal year	Decrease in the fiscal year	Fiscal year-end	Balance as of the fiscal year-end
SMFG	Stock acquisition rights as stock options	–	–	–	–	–	¥598
Consolidated subsidiaries	–	–	–	–	–	–	94

Total							¥692

(3)	Information on dividends

(a)	Dividends paid in the fiscal year

	Millions of yen, except per share data
Date of resolution	Type of shares	Cash dividends	Cash dividends per share	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 29, 2011	Common stock	¥70,514	¥50	March 31, 2011	June 29, 2011
	Preferred stock (1st series type 6)	3,097	44,250	March 31, 2011	June 29, 2011
Meeting of the Board of Directors held on November 14, 2011	Common stock	¥70,514	¥50	September 30, 2011	December 2, 2011

Sumitomo Mitsui Financial Group, Inc.

(b)	Dividends to be paid in the next fiscal year

Millions of yen, except per share data
Date of resolution	Type of shares	Cash dividends	Source of dividends	Cash dividends per share	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 28, 2012	Common stock	¥ 68,230	Retained earnings	¥ 50	March 31, 2012	June 28, 2012

(Notes to Consolidated Statements of Cash Flows)

(1)	Reconciliation of “Cash and due from banks” of the consolidated balance sheet to “Cash and cash equivalents” at the fiscal year-end is as follows:

March 31, 2012	(Millions of yen)
Cash and due from banks	¥7,716,291
Interest-earning deposits, excluding deposits to Bank of Japan	(3,127,432)
Cash and cash equivalents	¥4,588,858

(2)	7 companies including Promise Co., Ltd. were newly consolidated following a tender offer by SMBC for shares and a subscription by SMFG for new shares by way of third-party allotment. Major assets and liabilities as of the beginning of consolidation and a summary of share acquisition cost and net expenses for the acquisition are as follows:

March 31, 2012	(Millions of yen)
Assets	¥1,671,681
[Loans]	795,148
[Customers’ liabilities for acceptances and guarantees]	564,528
Liabilities	(1,511,980)
[Borrowings]	(300,884)
[Reserve for losses on interest repayment]	(367,220)
[Acceptances and guarantees]	(564,528)
Stock acquisition rights	(56)
Minority interests	(3,576)
Goodwill	57,300
Stock acquisition cost of the 7 companies	213,369
Cash and cash equivalents of the 7 companies	(4,300)
Fair value of common stock of Promise owned before business combination	(21,699)
Fair value of common stock of Promise additionally acquired through subscription for shares issued by way of third-party allotment	(119,999)
Difference: Expenses required for acquisition of the 7 companies	¥(67,369)

Sumitomo Mitsui Financial Group, Inc.

(Fair Value of Financial Instruments)

(1)	“Consolidated balance sheet amount,” “Fair value” and “Net unrealized gains (losses)” of financial instruments as of March 31, 2012 are as follows. The amounts shown in the following table do not include financial instruments (see the next page) whose fair values are extremely difficult to determine, such as unlisted stocks classified as other securities, and stocks of subsidiaries and affiliates.

		Millions of yen
March 31, 2012		Consolidated balance sheet amount		Fair value		Net unrealized gains (losses)
1)	Cash and due from banks (*1)	¥7,711,078		¥7,715,673		¥4,594
2)	Call loans and bills bought (*1)	1,290,685		1,291,614		928
3)	Receivables under resale agreements	227,749		228,471		722
4)	Receivables under securities borrowing transactions	4,539,555		4,539,555		—
5)	Monetary claims bought (*1)	1,354,400		1,360,792		6,391
6)	Trading assets
	Securities classified as trading purposes	4,285,328		4,285,328		—
7)	Money held in trust	23,878		23,878		—
8)	Securities
	Bonds classified as held-to-maturity	5,277,668		5,346,853		69,184
	Other securities	36,403,944		36,403,944		—
9)	Loans and bills discounted	62,720,599
	Reserve for possible loan losses (*1)	(757,820)

		61,962,778		63,076,899		1,114,120

10)	Foreign exchanges (*1)	1,276,510		1,281,154		4,643
11)	Lease receivables and investment assets (*1)	1,690,977		1,771,120		80,143

Total assets		¥126,044,556		¥127,325,285		¥1,280,729

1)	Deposits	84,128,561		84,136,544		7,982
2)	Negotiable certificates of deposit	8,593,638		8,593,118		(519)
3)	Call money and bills sold	2,144,599		2,144,599		(0)
4)	Payables under repurchase agreements	1,676,902		1,676,902		—
5)	Payables under securities lending transactions	5,810,730		5,810,730		—
6)	Commercial paper	1,193,249		1,193,249		—
7)	Trading liabilities
	Trading securities sold for short sales	2,172,857		2,172,857		—
8)	Borrowed money	8,839,648		8,856,720		17,072
9)	Foreign exchanges	302,580		302,580		—
10)	Short-term bonds	949,388		949,385		(3)
11)	Bonds	4,641,927		4,771,814		129,886
12)	Due to trust account	443,723		443,723		—

Total liabilities		¥120,897,808		¥121,052,227		¥154,418

Derivative transactions (*2)
	Hedge accounting not applied	[102,744	]	[102,744	]	—
	Hedge accounting applied	308,082		308,082		—

Total		¥205,338		¥205,338		¥ —

(*1)	The amounts do not include general reserve for possible loan losses and specific reserve for possible loan losses. The reserves for possible losses on “Cash and due from banks,” “Call loans and bills bought,” “Monetary claims bought,” “Foreign exchanges,” and “Lease receivables and investment assets” are deducted directly from “Consolidated balance sheet amount” since they are immaterial.

(*2)	The amounts collectively represent the derivative transactions which are recorded on “Trading assets,” “Trading liabilities,” “Other assets” and “Other liabilities.” Debts and credits arising from derivative transactions are presented on a net basis. Debts and credits arising from derivative transactions are presented on a net basis, with a net debt presented in square brackets.

Sumitomo Mitsui Financial Group, Inc.

(2)	Consolidated balance sheet amount of financial instruments whose fair values are extremely difficult to determine are as follows.

March 31, 2012	Millions of yen
Monetary claims bought
Monetary claims bought without market prices (*1)	¥ 6,062
Securities
Unlisted stocks, etc. (*2,4)	271,149
Investments in partnerships, etc. (*3,4)	345,987

Total	¥ 623,198

(*1)	They are beneficiary claims that (a) behave more like equity than debt, (b) do not have market prices, and (c) it is difficult to rationally estimate their values.

(*2)	They are not included in the scope of fair value disclosure since there are no market prices and it is extremely difficult to determine their fair values.

(*3)	They are capital contributions with no market prices. The above-stated amount includes the book value amount of investments in the partnership of which SMFG records net changes in their balance sheets and statements of income.

(*4)	Unlisted stocks and investments in partnership totaling ¥9,292 million was written-off in the fiscal year ended March 31, 2012.

Sumitomo Mitsui Financial Group, Inc.

(Fair Value of Securities and Money Held in Trust)

(1)	Securities

The amounts shown in the following tables include trading securities and short-term bonds classified as “Trading assets,” negotiable certificates of deposit bought classified as “Cash and due from banks” and beneficiary claims on loan trusts classified as “Monetary claims bought,” in addition to “Securities” stated in the consolidated balance sheet.

(a)	Securities classified as trading purposes

As of March 31, 2012	Millions of yen
Valuations gains (losses) included in the earnings for the fiscal year	¥ 16,879

(b)	Bonds classified as held-to-maturity

		Millions of yen
As of March 31, 2012		Consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
Bonds with unrealized gains	Japanese government bonds	¥ 4,787,498	¥ 4,849,443	¥ 61,944
	Japanese local government bonds	175,423	178,243	2,819
	Japanese corporate bonds	237,210	241,726	4,515
	Other	2,695	2,703	8

	Subtotal	¥ 5,202,828	¥ 5,272,117	¥ 69,288

Bonds with unrealized losses	Japanese government bonds	¥ 70,020	¥ 69,930	¥ (90)
	Japanese local government bonds	2,302	2,298	(3)
	Japanese corporate bonds	713	710	(3)
	Other	10,402	10,396	(6)
	Subtotal	83,438	83,335	(103)

Total		¥ 5,286,267	¥ 5,355,452	¥ 69,184

(c)	Other securities

		Millions of yen
As of March 31, 2012		Consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other securities with unrealized gains	Stocks	¥ 1,193,663	¥ 703,589	¥ 490,074
	Bonds	24,475,020	24,356,856	118,164
	Japanese government bonds	21,717,683	21,654,331	63,351
	Japanese local government bonds	289,456	287,307	2,149
	Japanese corporate bonds	2,467,880	2,415,217	52,663
	Other	4,649,021	4,510,332	138,689

	Subtotal	¥ 30,317,706	¥ 29,570,777	¥ 746,928

Other securities with unrealized losses	Stocks	¥ 946,993	¥ 1,165,606	¥ (218,613)
	Bonds	3,209,463	3,215,812	(6,348)
	Japanese government bonds	2,751,854	2,752,509	(654)
	Japanese local government bonds	7,702	7,717	(15)
	Japanese corporate bonds	449,906	455,585	(5,678)
	Other	2,461,368	2,508,349	(46,981)

	Subtotal	6,617,825	6,889,769	(271,943)

	Total	¥ 36,935,531	¥ 36,460,546	¥ 474,984

(Notes)

1. Net unrealized gains (losses) on other securities shown above include gains of ¥196 million that are recognized in the fiscal year’s earnings by applying fair value hedge accounting.

2. Other securities whose fair values are extremely difficult to determine are as follows.

Millions of yen
As of March 31, 2012	Consolidated balance sheet amount
Stocks	¥ 265,512
Other	357,686
Total	¥ 623,198

These amounts are not included in “(c) Other securities” since there are no market prices and it is extremely difficult to determine their fair values.

(d)	Held-to-maturity bonds sold during the fiscal year

There are no corresponding transactions.

Sumitomo Mitsui Financial Group, Inc.

(e)	Other securities sold during the fiscal year

	Millions of yen
Year ended March 31, 2012	Sales amount	Gains on sales	Losses on sales
Stocks	¥ 33,752	¥ 8,921	¥ (3,221)
Bonds	16,676,636	39,724	(2,586)
Japanese government bonds	16,261,807	38,204	(2,115)
Japanese local government bonds	178,423	553	(256)
Japanese corporate bonds	236,405	966	(214)
Other	15,598,701	143,163	(16,788)

Total	¥ 32,309,090	¥ 191,809	¥ (22,596)

(f)	Change of classification of securities

There are no corresponding transactions.

(g)	Write-down of securities

Other securities with fair value are considered as impaired if the fair value decreases materially below the acquisition cost and such decline is not considered as recoverable. The fair value is recognized as the consolidated balance sheet amount and the amount of write-down is accounted for as valuation loss for the fiscal year. Valuation loss for the fiscal year was ¥27,988 million. The rule for determining “material decline” is as follows and is based on the classification of issuers under the rules of self-assessment of assets.

Bankrupt/ Effectively bankrupt/ Potentially bankrupt issuers	:	Fair value is lower than acquisition cost.
Issuers requiring caution	:	Fair value is 30% or more lower than acquisition cost.
Normal issuers	:	Fair value is 50% or more lower than acquisition cost.

Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt.
Effectively bankrupt issuers:	Issuers that are not legally bankrupt but regarded as substantially bankrupt.
Potentially bankrupt issuers:	Issuers that are not bankrupt now, but are perceived to have a high risk of falling into bankruptcy.

Issuers requiring caution: Issuers that are identified for close monitoring.

Normal issuers: Issuers other than the above four categories of issuers.

(2)	Money Held in Trust

(a)	Money held in trust classified as trading purposes

As of March 31, 2012	Millions of yen
Valuations gains (losses) included in the earnings for the fiscal year	¥(2)

(b)	Money held in trust classified as held-to-maturity

There are no corresponding transactions.

(c)	Other money held in trust

	Millions of yen
As of March 31, 2012	Consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Other money held in trust	¥22,430	¥22,477	¥(46)	¥—	¥(46)

(Note) Consolidated balance sheet amount is calculated using market prices at the fiscal year-end.

Sumitomo Mitsui Financial Group, Inc.

(3)	Net Unrealized Gains (Losses) on Other Securities and Other Money Held in Trust

Net unrealized gains (losses) on other securities that is reported on the consolidated balance sheet is shown as follows:

As of March 31, 2012	Millions of yen
Net unrealized gains (losses)	¥474,803
Other securities	474,849
Other money held in trust	(46)
(–) Deferred tax liabilities	138,439

Net unrealized gains (losses) on other securities (before following adjustment)	336,363

(–) Minority interests	13,124
(+) SMFG’s interest in net unrealized gains (losses) on valuation of other securities held by affiliates accounted for by the equity method	7,194

Net unrealized gains (losses) on other securities	¥330,433

(Notes)

1.	Net unrealized gains (losses) on other securities shown above include gains of ¥196 million that is recognized in the fiscal year’s earnings by applying fair value hedge accounting.
2.	Net unrealized gains (losses) included foreign currency translation adjustments on non-marketable securities denominated in foreign currencies.

Sumitomo Mitsui Financial Group, Inc.

(Employee Retirement Benefits)

(1)	Outline of employee retirement benefits

Consolidated subsidiaries in Japan have contributory funded defined benefit pension plans such as employee pension plans and lump-sum severance indemnity plans. Certain domestic consolidated subsidiaries in Japan adopt defined-contribution pension plan and have general type of employee pension plans. They may grant additional benefits in case where certain requirements are met when employees retire.

Some overseas consolidated subsidiaries adopt defined-benefit pension plans and defined-contribution pension plans. SMBC and some consolidated subsidiaries in Japan contributed some of their marketable equity securities to employee retirement benefit trusts.

(2)	Projected benefit obligation

As of March 31, 2012			Millions of yen
Projected benefit obligation	(A	)	¥(990,449)
Plan assets	(B	)	902,254

Unfunded projected benefit obligation	(C	) = (A)+(B)	(88,194)
Unrecognized net actuarial gain or loss	(D	)	261,128
Unrecognized prior service cost	(E	)	(6,624)

Net amount recorded on the consolidated balance sheet	(F	) = (C)+(D)+(E)	166,309
Prepaid pension cost	(G	)	212,221

Reserve for employee retirement benefits	(F	)-(G)	¥(45,911)

(Note)

Some consolidated subsidiaries adopt simple method in calculating projected benefit obligation.

(3)	Pension expenses

Year ended March 31, 2012	Millions of yen
Service cost	¥24,646
Interest cost on projected benefit obligation	24,013
Expected return on plan assets	(27,169)
Amortization of unrecognized net actuarial gain or loss	38,736
Amortization of unrecognized prior service cost	(6,542)
Other (nonrecurring additional retirement allowance paid and other)	5,136

Pension expenses	¥58,820

(Notes)

1. Pension expenses of consolidated subsidiaries which adopt simple method are included in “Service cost.”

2. Premium paid to defined-contribution pension is included in “Other.”

(4)	Assumptions

Year ended March 31, 2012
(a) Discount rate	Domestic consolidated subsidiaries	1.15% - 2.5%
	Overseas consolidated subsidiaries	4.7% - 7.0%
(b) Expected rate of return on plan assets	Domestic consolidated subsidiaries	0% - 4.1%
	Overseas consolidated subsidiaries	3.8% - 5.5%
(c) Allocation of estimated amount of retirement benefits	Allocated to each period by the straight-line method
(d) Term to amortize unrecognized prior service cost	Mainly 9 years (amortized using the straight-line method, within the employees’ average remaining service period at incurrence)
(e) Term to amortize unrecognized net actuarial gain or loss	Mainly 9 years (amortized using the straight-line method, primarily over 9 years within the employees’ average remaining service period, commencing from the next fiscal year of incurrence)

Sumitomo Mitsui Financial Group, Inc.

(Stock Options)

(1)	Amount of stock options to be expensed in the fiscal year

 General and administrative expenses     ¥431 million

(2)	Outline of stock options and changes
(a)	SMFG
(i)	Outline of stock options

Date of resolution	June 27, 2002	July 28, 2010	July 29, 2011
Title and number of grantees	Directors and employees of SMFG and SMBC 677	Directors of SMFG: 8 Corporate auditors of SMFG: 3 Executive officers of SMFG: 2 Directors, corporate auditors, executive officers of SMBC: 69	Directors of SMFG: 9 Corporate auditors of SMFG: 3 Executive officers of SMFG: 2 Directors, corporate auditors, executive officers of SMBC: 71
Number of stock options (*1)	Common shares 162,000 (*2)	Common shares: 102,600	Common shares: 268,200
Grant date	August 30, 2002	August 13, 2010	August 16, 2011
Condition for vesting	N.A.	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a director, corporate auditor or executive officer of SMFG and SMBC.	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a director, corporate auditor or executive officer of SMFG and SMBC.
Requisite service period	N.A.	June 29, 2010 to the closing of the ordinary general meeting of shareholders of SMFG for the fiscal year ended March 31, 2011.	June 29, 2011 to the closing of the ordinary general meeting of shareholders of SMFG for the fiscal year ended March 31, 2012.
Exercise period	June 28, 2004 to June 27, 2012	August 13, 2010 to August 12, 2040	August 16, 2011 to August 15, 2041

(*)	1. Reported in terms of shares of stock.
2. Reported in consideration of the 100-for-1 stock split implemented on January 4, 2009.

(ii)	Stock options granted and changes

	Number of stock options
Date of resolution	June 27, 2002	July 28, 2010	July 29, 2011
Before vested
Previous fiscal year-end	—	102,600	—
Granted	—	—	268,200
Forfeited	—	1,900	2,000
Vested	—	26,300	5,900
Outstanding	—	74,400	260,300
After vested
Previous fiscal year-end	108,100	—	—
Vested	—	26,300	5,900
Exercised	—	500	—
Forfeited	—	—	—
Exercisable	108,100	25,800	5,900

Price information

	Yen
Date of resolution	June 27, 2002	July 28, 2010	July 29, 2011
Exercise price	¥6,649	¥1	¥1
Average exercise price	—	2,336	—
Fair value at the grant date	—	2,215	1,872

Sumitomo Mitsui Financial Group, Inc.

(iii) Valuation technique used for valuating fair value of stock options

Stock options granted in the fiscal year were valuated using the following valuation technique.

- Valuation technique: Black-Scholes option-pricing model

- Principal parameters used in the option-pricing model

Date of resolution	July 29, 2011
Expected volatility (*1)	51.64%
Average expected life (*2)	4 years
Expected dividends (*3)	¥100 per share
Risk-free interest rate (*4)	0.30%

(*) 1. Calculated based on the actual stock prices during 4 years from August 17, 2007 to August 16, 2011.

    2. The average expected life could not be estimated rationally due to insufficient amount of data.

  Therefore, it was estimated based on average assumption periods of officers of SMFG and consolidated   subsidiaries.

    3. Expected dividends are based on the actual dividends on common stock for the fiscal year ended March 31,

 2012.

    4. Japanese government bond yield corresponding to the average expected life.

(iv) Method of estimating number of stock options vested

Only the actual number of forfeited stock options is reflected because it is difficult to rationally estimate the actual number of stock options that will be forfeited in the future.

(b)	A consolidated subsidiary, Kansai Urban Banking Corporation
(i)	Outline of stock options

Date of resolution	June 28, 2001	June 27, 2002	June 27, 2003	June 29, 2004
Title and number of grantees	Directors and employees 45	Directors and employees 44	Directors and employees 65	Directors and employees 174
Number of stock options	Common shares 238,000	Common shares 234,000	Common shares 306,000	Common shares 399,000
Grant date	July 31, 2001	July 31, 2002	July 31, 2003	July 30, 2004
Condition for vesting	N.A.	N.A.	N.A.	N.A.
Requisite service period	N.A.	N.A.	N.A.	N.A.
Exercise period	June 29, 2003 to June 28, 2011	June 28, 2004 to June 27, 2012	June 28, 2005 to June 27, 2013	June 30, 2006 to June 29, 2014

Date of resolution	June 29, 2005	June 29, 2006	June 29, 2006	June 28, 2007
Title and number of grantees	Directors and employees 183	Directors 9	Officers not doubling as directors 14, Employees 46	Directors 10
Number of stock options	Common shares 464,000	Common shares 162,000	Common shares 115,000	Common shares 174,000
Grant date	July 29, 2005	July 31, 2006	July 31, 2006	July 31, 2007
Condition for vesting	N.A.	N.A.	N.A.	N.A.
Requisite service period	N.A.	N.A.	N.A.	N.A.
Exercise period	June 30, 2007 to June 29, 2015	June 30, 2008 to June 29, 2016	June 30, 2008 to June 29, 2016	June 29, 2009 to June 28, 2017

Date of resolution	June 28, 2007	June 27, 2008	June 26, 2009
Title and number of grantees	Officers not doubling as directors 14, Employees 48	Directors 9, Officers not doubling as directors 16, Employees 45	Directors 11, Officers not doubling as directors 14, Employees 57
Number of stock options	Common shares 112,000	Common shares 289,000	Common shares 350,000
Grant date	July 31, 2007	July 31, 2008	July 31, 2009
Condition for vesting	N.A.	N.A.	N.A.
Requisite service period	N.A.	N.A.	N.A.
Exercise period	June 29, 2009 to June 28, 2017	June 28, 2010 to June 27, 2018	June 27, 2011 to June 26, 2019

Sumitomo Mitsui Financial Group, Inc.

(ii)	Stock options granted and changes

Number of stock options

Date of resolution	June 28, 2001	June 27, 2002	June 27, 2003	June 29, 2004
Before vested;
Previous fiscal year-end	—	—	—	—
Granted	—	—	—	—
Forfeited	—	—	—	—
Vested	—	—	—	—
Outstanding	—	—	—	—
After vested;
Previous fiscal year-end	94,000	126,000	210,000	302,000
Vested	—	—	—	—
Exercised	10,000	14,000	—	—
Forfeited	84,000	6,000	18,000	17,000
Exercisable	—	106,000	192,000	285,000

Date of resolution	June 29, 2005	June 29, 2006	June 29, 2006	June 28, 2007
Before vested;
Previous fiscal year-end	—	—	—	—
Granted	—	—	—	—
Forfeited	—	—	—	—
Vested	—	—	—	—
Outstanding	—	—	—	—
After vested;
Previous fiscal year-end	431,000	162,000	115,000	174,000
Vested	—	—	—	—
Exercised	—	—	—	—
Forfeited	39,000	—	—	—
Exercisable	392,000	162,000	115,000	174,000

Date of resolution	June 28, 2007	June 27, 2008	June 26, 2009
Before vested;
Previous fiscal year-end	—	—	350,000
Granted	—	—	—
Forfeited	—	—	—
Vested	—	—	350,000
Outstanding	—	—	—
After vested;
Previous fiscal year-end	112,000	289,000	—
Vested	—	—	350,000
Exercised	—	—	—
Forfeited	—	—	—
Exercisable	112,000	289,000	350,000

Price information
Date of resolution	June 28, 2001	June 27, 2002	June 27, 2003	June 29, 2004
Exercise price	¥155	¥131	¥179	¥202
Average exercise price	143	145	—	—
Fair value at the grant date	—	—	—	—

Date of resolution	June 29, 2005	June 29, 2006	June 29, 2006	June 28, 2007
Exercise price	¥313	¥490	¥490	¥461
Average exercise price	—	—	—	—
Fair value at the grant date	—	138	138	96

Date of resolution	June 28, 2007	June 27, 2008	June 26, 2009
Exercise price	¥461	¥302	¥193
Average exercise price	—	—	—
Fair value at the grant date	96	37	51

(iii)	Method of estimating number of stock options vested

Only the actual number of forfeited stock options is reflected because it is difficult to rationally estimate the actual number of stock options that will be forfeited in the future.

Sumitomo Mitsui Financial Group, Inc.

(Segment Information)

(1)	Information on profit and loss amount by reportable segment

	Millions of yen
	Banking Business
	SMBC
Fiscal year ended March 31, 2012	Consumer Banking Unit	Middle Market Banking Unit	Corporate Banking Unit	International Banking Unit	Treasury Unit	Head office account	Sub-total	Others	Total
Gross profit	¥383,666	¥422,825	¥212,650	¥197,436	¥319,333	¥(3,398)	¥1,532,511	¥231,326	¥1,763,837
Interest income	326,923	256,800	136,592	111,625	123,120	1,818	956,878	156,627	1,113,505
Non-interest income	56,743	166,025	76,058	85,811	196,213	(5,217)	575,632	74,698	650,331

Expenses	(289,506)	(222,756)	(38,214)	(64,941)	(19,206)	(84,872)	(719,495)	(131,761)	(851,257)

Other profit or loss	—	—	—	—	—	—	—	(20,529)	(20,529)

Consolidated net business profit	¥94,160	¥200,069	¥174,436	¥132,495	¥300,127	¥(88,271)	¥813,015	¥79,035	¥892,050

	Millions of yen
	Securities Services				Leasing
Fiscal year ended March 31, 2012	SMBC Friend Securities Co., Ltd.	SMBC Nikko Securities Inc.	Others	Total	Sumitomo Mitsui Finance and Leasing Company, Limited	Others	Total
Gross profit	¥47,395	¥221,254	¥9,219	¥277,869	¥88,546	¥5,215	¥93,761
Interest income	503	(2,536)	1,285	(747)	55,791	(1,062)	54,728
Non-interest income	46,891	223,790	7,934	278,617	32,755	6,277	39,032

Expenses	(39,083)	(180,076)	(5,356)	(224,516)	(28,100)	(11,429)	(39,529)

Other profit or loss	(7)	(1,206)	(1,327)	(2,541)	(1,027)	9,212	8,185

Consolidated net business profit	¥8,305	¥39,970	¥2,535	¥50,811	¥59,419	¥2,998	¥62,417

	Millions of yen
	Credit Card Services				Other Business	Grand Total
Fiscal year ended March 31, 2012	Sumitomo Mitsui Card Company, Limited	Cedyna Financial Corporation	Others	Total
Gross profit	¥179,322	¥160,083	¥6,527	¥345,933	¥128,680	¥2,610,082
Interest income	18,544	36,379	1,939	56,863	125,160	1,349,510
Non-interest income	160,777	123,704	4,588	289,070	3,520	1,260,572

Expenses	(126,589)	(120,545)	(5,096)	(252,232)	(6,992)	(1,374,526)

Other profit or loss	(9,587)	(67,201)	2,889	(73,899)	(132,824)	(221,609)

Consolidated net business profit	¥43,144	¥(27,662)	¥4,320	¥19,802	¥(11,136)	¥1,013,946

(Notes)

1.	Consolidated net business profit = SMBC’s non-consolidated banking profit + SMFG’s non-consolidated ordinary profit + Other subsidiaries’ ordinary profit (excluding nonrecurring factors) + Equity method affiliates’ ordinary profit X Ownership ratio – Internal transactions (dividends, etc.)

2.	Other profit or loss = Non-operating profit or loss of consolidated subsidiaries except SMBC + Equity method affiliates’ ordinary profit X Ownership ratio, etc.

3.	Consolidated net business profit = Operating profit of each company for SMBC Friend Securities Co., Ltd., SMBC Nikko Securities Inc., Sumitomo Mitsui Finance and Leasing Company, Limited, Sumitomo Mitsui Card Company, Limited, and Cedyna Financial Corporation, and their non-operating profits or losses are classified as “Others” in each segment.

4.	“Other business” includes profits/losses to be offset as internal transactions between segments.

Sumitomo Mitsui Financial Group, Inc.

(2)	Difference between total amount of consolidated net business profit by reportable segment and ordinary profit on consolidated statements of income (adjustment of difference)

Fiscal year ended March 31, 2012	Millions of yen
Consolidated net business profit	¥1,013,946
Credit costs of SMBC	(58,647)
Losses on stocks of SMBC	(15,153)
Amortization of unrecognized retirement benefit obligation of SMBC	(31,632)
Ordinary profit of consolidated subsidiaries other than reportable segment	81,398
Amortization of goodwill other than reportable segment	(14,996)
Adjustment of profit or loss of equity method affiliates	(5,553)
Others	(33,790)
Ordinary profit on consolidated statements of income	¥935,571

(Notes)

1.	Total credit cost = Provision for reserve for possible loan losses + Write-off of loans + Losses on sales of delinquent loans – Recoveries of written-off claims
2.	Losses on stocks = Gains on sale of stocks – Losses on sale of stocks – Losses on devaluation of stocks
3.	Adjustment of profit or loss of equity method affiliates = Equity method affiliates’ net income X Ownership ratio – Equity method affiliates’ ordinary profit X Ownership ratio

Sumitomo Mitsui Financial Group, Inc.

(Business Combination)

<Business combination through acquisition>

Promise Co., Ltd. consolidated as a subsidiary through a tender offer for shares and a subscription for new shares issued by way of third-party allotment

Sumitomo Mitsui Banking Corporation (“SMBC”), a consolidated subsidiary of SMFG, implemented a tender offer for the purpose of acquiring the shares of common stock, the first series of stock acquisition rights for the stock compensation-type stock options, the second series of stock acquisition rights for the stock compensation-type stock options, the third series of stock acquisition rights for the stock compensation-type stock options and the euro yen callable bonds with stock acquisition rights due 2015 issued by Promise Co., Ltd. (“Promise”). In addition, SMFG fully subscribed shares issued by Promise through the third-party allotment executed on December 26, 2011. As a result of the above, SMFG consolidated Promise as a subsidiary, which had been an equity method affiliates of SMFG. The outline of the business combination through acquisition is as follows:

(1)	Outline of the business combination

(a)	Name of the acquired company and its business

Promise (Consumer finance)

(b)	Main reasons for the business combination

Our basic policy is to acquire 100% stake of Promise aiming for strengthening financial base of Promise and to building up a corporate infrastructure accommodating group-wide prompt and flexible decision making. Through the initiatives, we aim to strengthen the collaboration between Promise and SMFG group companies, and expand consumer finance business centering on Promise which has a competitive advantage in the industry. To this end, we made Promise our consolidated subsidiary through a tender offer by SMBC and a subscription of third-party allotment by SMFG in fiscal 2011.

(c)	Date of business combination

December 7, 2011

(d)	Legal form of the business combination

Consolidated as a subsidiary through a tender offer for shares of Promise by SMBC and a subscription by SMFG for new shares issued by Promise by way of third-party allotment

(e)	Name of the controlling entity after the business combination

Sumitomo Mitsui Financial Group, Inc.

(f)	Percentage share of voting rights SMFG has acquired

Percentage share of voting rights owned before business combination	22%
Percentage share of voting rights additionally acquired through tender offer	72%
Percentage share of voting rights additionally acquired through subscription for shares issued by way of third-party allotment	4%
Percentage share of voting rights after acquisition	98%

(g)	Main reason the company was acquired

SMFG acquired a majority of voting rights of Promise and consolidated it as a subsidiary.

(2)	Period of the acquired company’s financial results included in the consolidated statements of income

From April 1, 2011 to March 31, 2012

Note that as the deemed acquisition date is December 31, 2011, gain or loss related to the acquired company for the period from April 1, 2011 to December 31, 2011 is presented as gain or loss from investments by the equity method in the consolidated statements of income.

(3)	Acquisition cost of the acquired company

Millions of yen
Fair value of common stock of Promise owned before business combination	¥21,699
Fair value of common stock of Promise additionally acquired through tender offer	70,995
Fair value of common stock of Promise additionally acquired through subscription for shares issued by way of third-party allotment	119,999
Expenses directly required for acquisition	674
Acquisition cost of the acquired company	¥ 213,369

Sumitomo Mitsui Financial Group, Inc.

(4)	Difference between acquisition cost of the acquired company and total acquisition cost of individual transactions leading to acquisition

Millions of yen
Acquisition cost of the acquired company	¥213,369
Total acquisition cost of individual transactions leading to acquisition	188,318
Difference (gains on step acquisitions)	¥25,050

(5)	Goodwill, reason for recognizing goodwill, amortization method and amortization period

(a)	Amount of goodwill

¥ 57,300 million

(b)	Reason for recognizing goodwill

SMFG accounted for the difference between the acquisition cost and the equivalent amount of SMFG’s interests in Promise as goodwill.

(c)	Method and term to amortize goodwill

Straight-line method over 20 years

(6)	Amounts of assets and liabilities acquired on the day of the business combination

(a)	Assets

Millions of yen
Total assets	¥1,671,681
Loans and bills discounted	795,148
Customers’ liabilities for acceptances and guarantees	564,528

(b)	Liabilities

Millions of yen
Total liabilities	¥1,511,980
Borrowed money	300,884
Reserve for losses on interest repayment	367,220
Acceptances and guarantees	564,528

(7)	Approximate amounts and their calculation method of impact on the consolidated statements of income for the fiscal year ended March 31, 2012, assuming that the business combinations had been completed on the commencement date of the fiscal year

(a)	Estimates of the differences between the ordinary income and other income data, assuming that the business combinations had been completed on the commencement date of the fiscal year and the actual ordinary income and other income data that are recorded in the consolidated statements of income are as follows:

Millions of yen
Ordinary income	¥143,349
Ordinary profit	(152,690)
Net income	(186,332)

Note: Ordinary income is presented as a counterpart of sales of companies in other industries.

(b)	Calculation method of the approximate amounts and material assumptions

The approximate amounts were calculated retroactively to the commencement date of the fiscal year based on the amounts stated in Promise and its consolidated subsidiaries’ statements of income for the period from April 1, 2011 to December 31, 2011, including the amount of amortization of goodwill for the same period, and are different from results of operation if the business combination had been completed on the commencement date of the fiscal year.

The information mentioned above has not been audited by KPMG AZSA LLC.

<Transactions under common control>

Making Cedyna Financial Corporation a wholly-owned subsidiary

SMFG Card & Credit, Inc. (“FGCC”) made Cedyna Financial Corporation (“Cedyna”) a wholly-owned subsidiary by a share exchange with an effective date of May 1, 2011 (the “Share Exchange”). The outline of transactions under common control is as follows:

(1)	Outline of the transactions

(a)	Name and business of combined entities

Acquisition company: FGCC (Management of subsidiaries and affiliates)

Acquired company: Cedyna (Credit card services)

(b)	Date of business combination

May 1, 2011

(c)	Form of reorganization

Exchange of shares

Sumitomo Mitsui Financial Group, Inc.

(d)	Name of the entity after the reorganization

Sumitomo Mitsui Financial Group, Inc.

(e)	Outline and purpose of the transaction

SMFG and FGCC decided that they needed to establish a system which allowed more timely and flexible decision-making in order to take various measures to “establish the number one credit card business entity in Japan.” Therefore, SMFG made Cedyna a wholly-owned subsidiary of FGCC.

(2)	Accounting methods

SMFG applies the accounting procedures stipulated by Articles 45 and 46 of the “Accounting Standard for Business Combinations” (ASBJ Statement No. 21).

(3)	Acquisition cost of the additionally acquired stocks of subsidiaries

Millions of yen
Fair value of common stock of Cedyna additionally acquired	¥ 37,535
Expenses directly required for acquisition	80
Acquisition cost of the additionally acquired stocks of subsidiaries	¥ 37,616

(4)	Share exchange ratio, its basis for determination, number of shares delivered

(a)	Type of shares and share exchange ratio

Common shares

SMFG 1 : Cedyna 0.06

Note: 0.06 shares of SMFG common stock was allotted and delivered per share of Cedyna common stock.

(b)	Basis for determination of share exchange ratio

Nikko Cordial Securities Inc. (currently SMBC Nikko Securities Inc.) and Nomura Securities Co., Ltd. were appointed by FGCC and Cedyna, respectively, as third party valuation institutions in order to ensure the fairness and appropriateness in determining the share exchange ratio for the Share Exchange. FGCC and Cedyna engaged in negotiations and discussions with reference to the share exchange ratio analysis provided by the above third party valuation institutions and with consideration for SMFG’s and Cedyna’s financial conditions, performance trends and stock price movements. As a result, FGCC and Cedyna each determined that the share exchange ratio set forth in (a) above was beneficial to the shareholders of both SMFG and Cedyna, and SMFG, FGCC and Cedyna agreed and decided.

(c)	Number of shares delivered

14,702 thousand common shares of SMFG

(5)	Goodwill, reason for recognizing goodwill, amortization method and amortization period

(a)	Amount of goodwill

¥9,087 million

(b)	Reason for recognizing goodwill

SMFG accounted for the difference between the acquisition cost and the equivalent amount of SMFG’s interests in Cedyna as goodwill.

(c)	Method and term to amortize goodwill

Straight-line method over 20 years

Sumitomo Mitsui Financial Group, Inc.

(Per Share Data)

As of and year ended March 31, 2012	Yen
Net assets per share	¥3,856.37
Net income per share	374.26
Net income per share (diluted)	373.99

(Notes)

1. Net income per share and Net income per share (diluted) are calculated based on the followings:

Year ended March 31, 2012	Millions of yen, except number of shares
Net income per share
Net income	¥518,536
Amount not to attributable to common stockholders	—
Net income attributable to common stock	518,536
Average number of common stock during the period (in thousands)	1,385,505

Net income per share (diluted)
Adjustment for net income	(278)
Adjustment of dilutive shares issued by subsidiaries and affiliates	(278)
Increase in number of common stock (in thousands)	243
Stock acquisition rights (in thousands)	243
Outline of dilutive shares which were not included in the calculation of “Net income per share (diluted)” for the fiscal year ended March 31, 2012 because they do not have dilutive effect:

Stock acquisition rights: 1 type

(Number of stock acquisition rights issued by   resolution at the general shareholder’s meeting   on June 27, 2002: 1,081 units)

 * The number of shares to be issued upon     exercise of each stock acquisition right is 100     common shares of SMFG.

2. Net assets per share is calculated based on the followings:

Year ended March 31, 2012	Millions of yen, except number of shares
Net assets	¥7,254,976
Amount excluded from Net assets	2,044,575
Stock acquisition rights	692
Minority interests	2,043,883
Net assets attributable to common stock at the fiscal year-end	5,210,400
Number of common stock at the fiscal year-end used for the calculation of Net assets per share (in thousands)	1,351,116

(Application of New Accounting Standards)

SMFG has adopted the “Accounting Standard for Earnings Per Share” (Accounting Standards Board of Japan (“ASBJ”) Statement No. 2), “Guidance on Accounting Standard for Earnings Per Share” (ASBJ Guidance No. 4) and “Practical Solution on Accounting for Earnings Per Share” (ASBJ PITF No. 9) starting from the fiscal year beginning on April 1, 2011. This change has a little impact on the calculation of diluted net income per share.

Sumitomo Mitsui Financial Group, Inc.

(Significant Subsequent Events)

<Transactions	under common control>

Making Promise Co., Ltd. a wholly-owned subsidiary

SMFG made Promise Co., Ltd. (“Promise”) a wholly-owned subsidiary by a share exchange with an effective date of April 1, 2012 (the “Share Exchange”). The outline of transactions under common controls is as follows:

(1)	Outline of the transactions

(a)	Name and business of combined entities

- Acquisition company: Sumitomo Mitsui Financial Group, Inc. (Bank holding company)

- Acquired company: Promise (Consumer finance)

(b)	Date of business combination

April 1, 2012

(c)	Form of reorganization

Exchange of shares

(d)	Name of the entity after the reorganization

Sumitomo Mitsui Financial Group, Inc.

(e)	Outline and purpose of the transaction

SMFG has considered it as our basic policy to wholly-own Promise in order to i) strengthen Promise’s financial base to effectively achieve expansion of the consumer finance business with Promise acting at its core in SMFG through further enforcement of cooperation between Promise and SMFG group companies and the establishment of a competitive advantage in the industry of Promise as the initiative, and ii) build up an infrastructure accommodating more timely and flexible group-wide decision making. In line with this policy, SMFG made Promise a wholly-owned subsidiary.

(2)	Share exchange ratio, its basis for determination, number of shares delivered
(a)	Type of shares and share exchange ratio

Common shares

SMFG 1 : Promise 0.36

* 0.36 shares of SMFG common stock was allotted and delivered per share of Promise common stock.

(b)	Basis for determination of share exchange ratio

SMFG and Promise separately appointed a financial advisor or third party valuation institution, both independent of the two companies, in order to ensure fairness and appropriateness in determining the share exchange ratio for the Share Exchange. SMFG appointed Goldman Sachs Japan Co. Ltd. as the financial advisor while Promise appointed Houlihan Lokey K.K. as the third party valuation institution. To determine the share exchange ratio, SMFG and Promise separately considered it carefully with reference to the share exchange ratio provided by the above financial advisor and third party valuation institution, with which they also engaged in discussions and negotiations. With regard to the valuation of Promise’s share price, SMFG and Promise took account of the tender offer price for Promise’s common stocks, undertaken by SMBC prior to the Share Exchange as a bench mark in addition to the conditions and results of the tender offer, SMFG’s share price movements and other factors. As a result, SMFG and Promise concluded that the share exchange ratio set forth in (a) above was reasonable and beneficial to the shareholders of the two companies, subsequently agreeing and accepting it for the transaction.

(c)	Number of shares delivered

45,660 thousand common shares of SMFG

Sumitomo Mitsui Financial Group, Inc.

V. Non-Consolidated Financial Statements

1. Non-consolidated Balance Sheets

	(Millions of yen)
March 31,	2012	2011
Assets:
Current assets
Cash and due from banks	¥67,323	¥54,154
Prepaid expenses	29	29
Accrued income	17	32
Accrued income tax refunds	33,266	41,382
Other current assets	1,216	798

Total current assets	101,852	96,397

Fixed assets
Tangible fixed assets
Buildings	0	0
Equipment	0	0

Total tangible fixed assets	0	0

Intangible fixed assets
Software	16	8

Total intangible fixed assets	16	8

Investments and other assets
Investments in subsidiaries and affiliates	6,051,591	6,141,248

Total investments and other assets	6,051,591	6,141,248

Total fixed assets	6,051,608	6,141,258

Total assets	¥6,153,461	¥6,237,655

Liabilities:
Current liabilities
Short-term borrowings	¥1,228,030	¥997,030
Accounts payable	990	940
Accrued expenses	3,082	3,054
Income taxes payable	16	25
Business office taxes payable	6	5
Reserve for employee bonuses	127	107
Reserve for executive bonuses	83	91
Other current liabilities	594	586

Total current liabilities	1,232,931	1,001,841

Fixed liabilities
Bonds	392,900	392,900

Total fixed liabilities	392,900	392,900

Total liabilities	1,625,831	1,394,741

Net assets:
Stockholders’ equity
Capital stock	2,337,895	2,337,895
Capital surplus
Capital reserve	1,559,374	1,559,374
Other capital surplus	63,592	273,652

Total capital surplus	1,622,966	1,833,027

Retained earnings
Other retained earnings
Voluntary reserve	30,420	30,420
Retained earnings brought forward	690,676	684,883

Total retained earnings	721,096	715,303

Treasury stock	(154,926)	(43,482)

Total stockholders’ equity	4,527,031	4,842,743

Stock acquisition rights	598	170

Total net assets	4,527,629	4,842,914

Total liabilities and net assets	¥6,153,461	¥6,237,655

Sumitomo Mitsui Financial Group, Inc.

2. Non-consolidated Statements of Income

	(Millions of yen)
Year ended March 31,	2012	2011

Operating income:
Dividends on investments in subsidiaries and affiliates	¥ 166,272	¥ 206,865
Fees and commissions received from subsidiaries	15,100	15,352

Total operating income	181,372	222,217

Operating expenses:
General and administrative expenses	8,434	7,999
Interest on bonds	16,468	16,468

Total operating expenses	24,902	24,467

Operating profit	156,470	197,750

Non-operating income:
Interest income on deposits	88	68
Fees and commissions income	0	1
Other non-operating income	19	40

Total non-operating income	109	110

Non-operating expenses:
Interest on borrowings	6,485	6,290
Fees and commissions payments	163	26
Other non-operating expenses	8	0

Total non-operating expenses	6,657	6,317

Ordinary profit	149,922	191,543

Income before income taxes	149,922	191,543

Income taxes, current	3	3

Income taxes	3	3

Net income	¥ 149,919	¥ 191,539

Sumitomo Mitsui Financial Group, Inc.

3. Non-consolidated Statements of Changes in Net Assets

	(Millions of yen)
Year ended March 31,	2012	2011
Stockholders’ equity:
Capital stock
Balance at the beginning of the fiscal year	¥2,337,895	¥2,337,895
Changes in the fiscal year
Net changes in the fiscal year	—	—

Balance at the end of the fiscal year	2,337,895	2,337,895

Capital surplus
Capital reserve
Balance at the beginning of the fiscal year	1,559,374	1,559,374
Changes in the fiscal year
Net changes in the fiscal year	—	—

Balance at the end of the fiscal year	1,559,374	1,559,374

Other capital surplus
Balance at the beginning of the fiscal year	273,652	273,699
Changes in the fiscal year
Disposal of treasury stock	(57)	(46)
Cancellation of treasury stock	(210,003)	—

Net changes in the fiscal year	(210,060)	(46)

Balance at the end of the fiscal year	63,592	273,652

Total capital surplus
Balance at the beginning of the fiscal year	1,833,027	1,833,073
Changes in the fiscal year
Disposal of treasury stock	(57)	(46)
Cancellation of treasury stock	(210,003)	—

Net changes in the fiscal year	(210,060)	(46)

Balance at the end of the fiscal year	1,622,966	1,833,027

Retained earnings
Other retained earnings
Voluntary reserve
Balance at the beginning of the fiscal year	30,420	30,420
Changes in the fiscal year
Net changes in the fiscal year	—	—

Balance at the end of the fiscal year	30,420	30,420

Retained earnings brought forward
Balance at the beginning of the fiscal year	684,883	647,622
Changes in the fiscal year
Cash dividends	(144,126)	(154,278)
Net income	149,919	191,539

Net changes in the fiscal year	5,792	37,260

Balance at the end of the fiscal year	690,676	684,883

Total retained earnings
Balance at the beginning of the fiscal year	715,303	678,042
Changes in the fiscal year
Cash dividends	(144,126)	(154,278)
Net income	149,919	191,539

Net changes in the fiscal year	5,792	37,260

Balance at the end of the fiscal year	721,096	715,303

Sumitomo Mitsui Financial Group, Inc.

(continued)

	(Millions of yen)
Year ended March 31,	2012	2011
Treasury stock
Balance at the beginning of the fiscal year	(43,482)	(43,437)
Changes in the fiscal year
Purchase of treasury stock	(321,521)	(105)
Disposal of treasury stock	74	60
Cancellation of treasury stock	210,003	—

Net changes in the fiscal year	(111,444)	(45)

Balance at the end of the fiscal year	(154,926)	(43,482)

Total stockholders’ equity
Balance at the beginning of the fiscal year	4,842,743	4,805,574
Changes in the fiscal year
Cash dividends	(144,126)	(154,278)
Net income	149,919	191,539
Purchase of treasury stock	(321,521)	(105)
Disposal of treasury stock	17	13
Cancellation of treasury stock	—	—

Net changes in the fiscal year	(315,711)	37,169

Balance at the end of the fiscal year	4,527,031	4,842,743

Stock acquisition rights:
Balance at the beginning of the fiscal year	170	—
Changes in the fiscal year
Net changes in items other than stockholders’ equity in the fiscal year	427	170

Net changes in the fiscal year	427	170

Balance at the end of the fiscal year	598	170

Total net assets:
Balance at the beginning of the fiscal year	4,842,914	4,805,574
Changes in the fiscal year
Cash dividends	(144,126)	(154,278)
Net income	149,919	191,539
Purchase of treasury stock	(321,521)	(105)
Disposal of treasury stock	17	13
Cancellation of treasury stock	—	—
Net changes in items other than stockholders’ equity in the fiscal year	427	170

Net changes in the fiscal year	(315,284)	37,340

Balance at the end of the fiscal year	¥ 4,527,629	¥ 4,842,914

4. Note on the Assumption as a Going Concern

Not applicable.